SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	09-30-2017 ThU.S.$	12-31-2016 ThU.S.$
Current assets	2,672,683	2,722,360
Non-current assets	11,200,742	11,283,821

Total assets	13,873,425	14,006,181

Liabilities	09-30-2017 ThU.S.$	12-31-2016 ThU.S.$
Current liabilities	1,415,013	1,346,064
Non-current liabilities	5,342,982	5,660,834
Non–parent participation	44,917	44,032
Net equity attributable to parent company	7,070,513	6,955,251

Total net equity and liabilities	13,873,425	14,006,181

As of September 30, 2017, total assets decreased MU.S.$133 compared to December 31, 2016, equivalent to a 0.95% variation. This deviation was driven mainly by decreases in the balance of biological assets and inventory, which were partially offset by increases in Trade and other current receivables and property assets, plants and equipment.

In turn, total liabilities decreased by MU.S.$249 mainly due to a decrease in financial liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	09-30-2017	12-31-2016
Current Liquidity (current assets / current liabilities)	1.89	2.02
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.12	1.16

Debt indicators	09-30-2017	12-31-2016
Debt to equity ratio (total liabilities / equity)	0.95	1.00
Short-term debt to total debt (current liabilities / total liabilities)	0.21	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.79	0.81

	09-30-2017	09-31-2016
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.46	1.99

Activity ratio	09-30-2017	12-31-2016
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.19	2.99
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.41	3.97
Inventory permanence-days ((inventories + biological assets) /cost of sales)	112.74	120.42
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	81.70	90.68

As of September 30, 2017, the short-term debt represented 21% of total liabilities (19% as of December 31, 2016).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Our financial expenses coverage ratio increased from 1.99 to 2.46, mainly due to the higher earnings before taxes and lower financial costs for the period ended September 30, 2017, compared to the same period of 2016.

b)	Statements of profit or loss

Income before income tax

Income before income tax registered a profit of approximately MU.S.$251 compared to a profit of approximately MU.S.$199 in the same period of 2016. The positive variation of MU.S.$52 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	279
Distribution and Administrative Expenses	(37)
Other income and expenses (*)	(215)
Others	25

Net change in income before income tax	52

(*)	Includes MU.S.$174 of losses due to forestry claims and MU.S.$35 from insurance compensation.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2017 ThU.S.$	09-30-2016 ThU.S.$
Pulp	1,814,458	1,588,710
Timber	1,979,720	1,865,010
Forestry	83,799	68,976
Other	29,062	18,085

Total revenues	3,907,039	3,540,781

Sales costs	09-30-2017 ThU.S.$	09-30-2016 ThU.S.$
Wood	555,367	553,041
Forestry work	480,222	443,319
Depreciation and amortization	288,424	277,483
Other costs	1,365,601	1,328,383

Total sales costs	2,689,614	2,602,226

Profitability index	09-30-2017	12-31-2016
Profitability on equity	3.54	3.19
Profitability on assets	1.74	1.57
Return on operating assets	4.60	2.21

Profitability ratios	09-30-2017	09-30-2016
Income per share (U.S.$) (1)	1.65	1.24
Income after tax (ThU.S.$) (2)	187,198	141,811
Gross margin (ThU.S.$)	1,217,425	938,555
Financial costs (ThU.S.$)	(171,766)	(200,455)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	09-30-2017 MU.S.$	09-30-2016 MU.S.$
Gain (loss)	187.2	141.8
Finance costs	171.8	200.5
Financial income	(15.7)	(25.8)
Expenses for income tax	64.0	57.4
EBIT	407.3	373.9
Depreciation and amortization	312.3	301.8
EBITDA	719.6	675.7
Cost at fair value of the harvest	256.4	253.7
Gain from changes in fair value of biological assets	(101.2)	(139.8)
Exchange difference	(2.7)	0.1
Others*	139.4	2.7
Adjusted EBITDA	1,011.5	792.3

*	2017: Forestry claims of MU.S.$173.9 net of MU.S.$35 from insurance compensation.
*	2016: Forestry claims of MU.S.$2.1

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Consistent with the tendency at the end of the second quarter, the summer months of July and August proved to be stable in terms of pricing despite the usual seasonal downturn in demand. Price hikes started up once again in September throughout all markets, a clear sign of the healthy economies in Europe, Asia and North America. From the supply side, new incoming supply of market pulp into the market became more apparent. The OKI Mill is not expected to reach the 2.8 million tons of annual production, and instead is expected to produce approximately 2.0 million tons per year for the next three to four years. In turn, new supply from the Horizonte II Mill did not have a significant effect in the market.

Asian markets continue to follow Chinese trends in prices. Short fiber increased average prices by 5% during the quarter, while long fiber increased average prices by 4% during the quarter. Low inventories, especially in China, pushed local trader prices to elevated levels. The gap between local prices and import prices reached U.S.$ 100, hinting that prices will probably continue to rise. Paper producers have been able to pass along their higher costs to the final consumer and maintained or even increased their margins. Although it is too early to understand the full impact, the ban on unsorted paper waste has also limited the supply of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

raw materials for paper and packaging producers. In a market that continues to grow and therefore demands an ever-growing amount of paper and packaging, this ban should have a positive effect on average pulp prices. The ban on old corrugated containers has caused unbleached pulp prices also to improve. Korea and Taiwan, which are important packaging producers, were affected by the increase in unbleached pulp prices but were somewhat offset by higher imports of unsorted paper waste to these countries where it is not banned. In Southeast Asia, demand in fibrocement which also utilizes unbleached pulp was subdued as the construction sector lost strength

In Europe, the positive demand for pulp and paper was a strong reflection of greater economic activity. During this season, paper producers usually have annual maintenance stoppages that can last anywhere between seven to ten days. This year, however, many paper producers decided otherwise, and production levels remained in above-normal levels. Average pulp prices increased 6% in short fiber and 2% in long fiber during the quarter. It is important to note that long fiber is most commonly provided for locally, and Chilean imports are not relevant within this market. Consumption of printing and writing paper increased between 3% and 5% for the first time in ten years, and European paper producers were able to push their higher costs to the final consumer. Tissue is a different matter, since tissue prices are usually negotiated once or twice a year, and therefore do not have as much flexibility to changes throughout the seasons. Other regions such as the Middle East, North America and South America followed international price trends. Particularly in the Middle East prices increased despite having added pressure since paper producers were unable to transfer increased costs through their value chain and due to lower activity during the month of Ramadan. Production during the third quarter increased by 3.7% compared to last quarter and 3.8% compared to the same quarter of last year. We had a maintenance stoppage in our Licancel Mill during the month of July.

Composite Panel

sales remained solid, with overall sales volume increasing 4.2% and average prices decreasing 1.4%. MDF and PBO sales were generally restrained in all markets. However, OSB sales in Chile more than compensated this downfall in terms of sales volume, thanks to production from Sonae Arauco which we were able to sell within this market through market trading.

Sales in the North American market continued to show sustainable price levels, undeterred by a slower MDF market due to South American imports that continue to penetrate these markets. The West coast showed the highest demand within the region.

Brazil has shown a muted recovery in terms of sales volume as internal consumption levels increased with a slight decrease in prices. However, there is still the need to keep exporting to other markets in order to decrease pressure in the local markets. The rest of Latin America reached stable sales thanks to our diversified product mix. These markets have not been as dynamic as other parts of the world, as less projects that require construction and furniture products come into execution. The new MDF mills in Brazil and Mexico continue to maintain a heightened level of competition in this region.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Timber Division

Markets kept their positive trend from last quarter, with sales volume increasing 7.9% and average prices increasing 1.1%. Asia and the Middle East are the primary factor in this upsurge, since European markets increased their internal consumption and therefore decreased exports to these countries. Remanufactured wood products also showed stable revenues, with North America showing increased dynamism.

Panels

Continued to show better returns, as prices increased 4.4% and sales volume increased 10.6% compared to the last quarter. Sales to European markets have benefitted from the appreciation of the euro, while in North America the high demand in retail, distribution and industrial chains boosted overall average prices. Value added products continue to be key in maintaining higher margins despite the continuing incoming supply of products from Brazilian competitors in the Northern hemisphere.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2017 ThU.S.$	09-30-2016 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	732,065	597,374
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	(372,847)	(47,349)
Dividend payments	(61,106)	(100,557)

Others	1,314	(246)

Cash flow from (used in) investment activities:
Incorporation and sale of property, plant and equipment	(286,079)	(233,617)
Incorporation and sale of biological assets	(119,725)	(101,741)
Incorporation and sale of intangible assets	(9,860)	(1,858)
Additions (Disposals), Investments in joint ventures and associates.	3,123	(146,354)
Dividends received	7,287	4,772
Others	(7)	(3,606)

Positive (negative) Net cash flow	(105,835)	33,182

The financing flow shows a higher negative balance of MU.S.$433 for the current period, presenting variations in respect of the previous period (negative balance of MU.S.$148), resulting mainly from a higher indebtedness during the 2016 period.

Regarding the investment flow, as of the closing of the current period, it shows a lower negative balance of MU.S.$405 (MU.S.$482 for the 2016 period), mainly due to higher disbursements arising from the payment of the purchase of the joint business SONAE ARAUCO during the 2016 period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

7. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2017, a ratio of fixed rate debt to total consolidated debt of approximately 84.8%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of September 30, 2017, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2017 (Unaudited) ThU.S.$	12-31-2016 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	485,569	592,253
Other current financial assets	23	3,029	5,201
Other current non-financial assets	25	157,914	144,915
Trade and other current receivables	23	888,300	701,610
Accounts receivable from related companies	13	6,475	12,505
Current Inventories	4	775,110	852,612
Current biological assets	20	312,276	306,117
Current tax assets		41,141	104,088
Total Current Assets other than assets or disposal groups classified as held for sale		2,669,814	2,719,301
Non-Current Assets or disposal groups classified as held for sale	22	2,869	3,059
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		2,869	3,059

Total Current Assets		2,672,683	2,722,360
Non-Current Assets
Other non-current financial assets	25	27,799	8,868
Other non-current non-financial assets	23	122,226	130,319
Trade and other non-current receivables		14,210	14,273
Investments accounted for using equity method	15-16	361,696	446,548
Intangible assets other than goodwill	19	90,611	89,497
Goodwill	17	75,982	74,893
Property, plant and equipment	7	6,985,056	6,919,495
Non-current biological assets	20	3,514,632	3,592,874
Deferred tax assets		7,573	6,097
Total non-Current Assets		11,200,742	11,283,821
Total Assets		13,873,425	14,006,181

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2017 (Unaudited) ThU.S.$	12-31-2016 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	629,916	697,452
Trade and other current payables	23	600,819	537,891
Accounts payable to related companies	13	14,684	3,831
Other current provisions	18	446	842
Current tax liabilities		9,845	1,641
Current provisions for employee benefits	10	5,549	5,244
Other current non-financial liabilities	25	153,754	99,163

Total current liabilities other than assets included in disposal groups classified as held for sale		1,415,013	1,346,064

Total Current Liabilities		1,415,013	1,346,064
Non-Current Liabilities
Other non-current financial liabilities	23	3,572,953	3,870,914
Other non-current provisions	18	37,423	38,138
Deferred tax liabilities	6	1,604,445	1,631,065
Non-current provisions for employee benefits	10	63,997	60,084
Other non-current non-financial liabilities	25	64,164	60,633
Total non - current liabilities		5,342,982	5,660,834
Total liabilities		6,757,995	7,006,898
Equity
Issued capital		353,618	353,618
Retained earnings		7,395,506	7,329,675
Other reserves		(678,611)	(728,042)
Equity attributable to parent company		7,070,513	6,955,251
Non-controlling interests		44,917	44,032
Total equity		7,115,430	6,999,283

Total equity and liabilities		13,873,425	14,006,181

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January - September		July - September
		(Unaudited)
	Note	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Income Statement

Revenue	9	3,907,039	3,540,781	1,393,373	1,187,470
Cost of sales	3	(2,689,614)	(2,602,226)	(940,324)	(890,457)
Gross profit		1,217,425	938,555	453,049	297,013
Other income	3	123,193	189,635	42,245	69,869
Distribution costs	3	(390,422)	(360,466)	(138,293)	(126,052)
Administrative expenses	3	(371,160)	(363,874)	(123,653)	(127,254)
Other expense	3	(193,018)	(43,878)	8,150	(10,467)
Profit (loss) from operating activities		386,018	359,972	241,498	103,109
Finance income	3	15,651	25,759	3,334	7,862
Finance costs	3	(171,766)	(200,455)	(54,149)	(64,685)

Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	18,579	14,003	7,009	3,972
Exchange rate differences		2,721	(74)	2,896	(992)
Income before income tax		251,203	199,205	200,588	49,266
Income Tax	6	(64,005)	(57,394)	(52,185)	(17,842)
Net Income		187,198	141,811	148,403	31,424

Net income attributable to

Net income attributable to parent company		186,818	140,222	148,427	31,138

Income attributable to non-controlling interests		380	1,589	(24)	286
Profit (loss)		187,198	141,811	148,403	31,424

Basic earnings per share

Basic earnings per share from continuing operations		1.6509241	1.2391519	1.3116601	0.2751687

Basic earnings per share		1.6509241	1.2391519	1.3116601	0.2751687

Earnings per diluted shares

Earnings per diluted share from continuing operations		1.6509241	1.2391519	1.3116601	0.2751687

Earnings per diluted share		1.6509241	1.2391519	1.3116601	0.2751687

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - September		July - September
		(Unaudited)
		2017	2016	2017	2016
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit (loss)		187,198	141,811	148,403	31,424
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined benefit plans		1,111	(4,497)	1,080	(1,582)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(2,974)	299	(1,567)	622
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,863)	(4,198)	(487)	(960)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	54,750	179,690	57,495	(11,863)
Other Comprehensive Income before tax exchange differences on translation		54,750	179,690	57,495	(11,863)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		7,754	44,277	4,329	33,035
Reclassification adjustments on cash flow hedges before tax		(11,004)	(10,658)	(2,264)	(2,539)
Other Comprehensive Income before tax Cash flow hedges		(3,250)	33,619	2,065	30,496
Other Comprehensive income that will be reclassified to profit or loss before tax		51,500	213,309	59,560	18,633
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		(283)	1,212	(275)	424
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		553	—	273	(67)
Income tax relating to cash flow hedges of other comprehensive income	6	375	(8,171)	(578)	(7,129)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		375	(8,171)	(578)	(7,129)
Other comprehensive income		50,282	202,152	58,493	10,901
Comprehensive income		237,480	343,963	206,896	42,325

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		236,248	337,382	205,617	42,219
Comprehensive income, attributable to non-controlling interests		1,232	6,581	1,279	106
Total comprehensive income		237,480	343,963	206,896	42,325

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited 09-30-2017	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net income							186,818	186,818	380	187,198
Other comprehensive income, net of tax		53,904	(2,875)	822	(2,421)	49,430		49,430	852	50,282
Comprehensive income	—	53,904	(2,875)	822	(2,421)	49,430	186,818	236,248	1.232	237,480
Dividends							(120,986)	(120,986)	(340)	(121,326)
Increase (decrease) through for transfers and other changes equity							—	—	(7)	(7)
Changes in equity	—	53,904	(2,875)	822	(2,421)	49,430	65,832	115,262	885	116,147
Closing balance at 09/30/2017	353,618	(649,982)	(1,779)	(19,930)	(6,921)	(678,612)	7,395,507	7,070,513	44,917	7,115,430

09-30-2016	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net income							140,222	140,222	1,589	141,811
Other comprehensive income, net of tax		174,703	25,448	(3,290)	299	197,160		197,160	4,992	202,152
Comprehensive income	—	174,703	25,448	(3,290)	299	197,160	140,222	337,382	6,581	343,963
Dividends							(59,145)	(59,145)	266	(58,879)
Increase (decrease) for transfer and other changes							—	—	(88)	(88)
Changes in equity	—	174,703	25,448	(3,290)	299	197,160	81,077	278,237	6,759	284,996
Closing balance at 09/30/2016	353,618	(698,067)	(29,948)	(19,958)	(4,227)	(752,200)	7,285,529	6,886,947	44,494	6,931,441

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

	09-30-2017	09-30-2016
	Unaudited
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	4,036,639	3,880,924

Other cash receipts from operating activities	250,020	371,835
Classes of cash payments
Payments to suppliers for goods and services	(2,885,685)	(2,866,583)
Payments to and on behalf of employees	(392,144)	(386,161)
Other cash payments from operating activities	(67,417)	(168,339)
Interest paid	(187,563)	(178,700)
Interest received	12,779	19,056
Income taxes refund (paid)	(25,848)	(71,109)
Other (outflows) inflows of cash, net	(8,716)	(3,549)
Net Cash flows from Operating Activities	732,065	597,374

Cash flows (used in) investing activities

Cash flow used in purchase of associates and joint ventures	3,123	6,781
Capital contributions to joint ventures	—	(153,135)
Loans to related parties	—	—
Proceeds from sale of property, plant and equipment	3,593	9,413
Purchase of property, plant and equipment	(289,672)	(243,030)
Proceeds from sales of intangible assets	—	—
Purchase of intangible assets	(9,860)	(1,858)
Proceeds from other long-term assets	1,816	1,572
Purchase of other non-current assets	(121,541)	(103,313)
Dividends received	7,287	4,772
Other outflows of cash, net	(7)	(3,606)
Cash flows used in Investing Activities	(405,261)	(482,404)

Cash flows from (used in) Financing Activities

Total loans obtained	296,561	542,461
Loans obtained in long term	69,410	297
Proceeds from short-term borrowings	227,151	542,164
Repayments of borrowings	(669,408)	(589,810)
Dividends paid by subsidiaries or special purpose companies	(61,106)	(100,557)
Other inflows of cash, net	1,314	(246)
Cash flows from (used in) Financing Activities	(432,639)	(148,152)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(105,835)	(33,182)
Effect of exchange rate changes on cash and cash equivalents	(849)	(7,175)

Net increase (decrease) of Cash and Cash equivalents	(106,684)	(40,357)
Cash and cash equivalents, at the beginning of the period	592,253	500,025
Cash and cash equivalents, at the end of the period	485,569	459,668

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND 2016 AND DECEMBER 31, 2016

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, timber and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of the Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of September 30, 2017 are:

•	Interim Classified Consolidated Statements of Financial Position as of September 30, 2017 and December 31, 2016.

•	Interim Consolidated Statements of Profit or Loss for the periods between January 1 and September 30, 2017 and 2016

•	Interim Consolidated Statements of Comprehensive Income for the periods between January 1 and September 30, 2017 and 2016

•	Interim Consolidated Statements of Changes in Equity for the periods between January 1 and September 30, 2017 and 2016

•	Interim Consolidated Statements of Cash Flows for the periods between January 1 and September 30, 2017 and 2016

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Interim Consolidated Financial Statements

Periods between January 1 and September 30, 2017 and 2016.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements for the periods between January 1 and September 30, 2017 were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No.580 held November 14, 2017.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (“ThU.S.$”).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Peso, Canadian Dollar and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

-Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instruments and the change in the hedged items attributable to the hedged risks are recognized in profit or loss in the corresponding line item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the businesses combination achieved (“step acquisition”), recognizing in the statements of profit or loss the effects of the re-measurement of previously held equity in the acquiree.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statements of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statement of profit or loss.

r)	Income taxes and deferred taxes.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR” (Cost and freight), where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF” (Cost Insurance & Freight), where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the interim consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the interim consolidated statements of financial position.

z) Recent accounting pronouncements

a)	Provisions, interpretations and amendments that are mandatory for the first time, for the financial years commencing as of January 1, 2017.

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 7	Statement of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.	January 1, 2017

IFRS 1	First-Time adoption of the IFRS Suspension of short-term exceptions	January 1, 2017

IFRS 12	Disclosure of Interests in Other Entities. Clarifies the scope of this rule.	January 1, 2017

IAS 28	Investments in Associates and Joint Ventures.	January 1, 2017

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the Consolidated Interim Financial Statements of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

IFRIC 23	Uncertain tax positions It clarifies the method of applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

IFRS - 9 Financial Instruments.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The provision includes new rules applicable to hedge accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (hedge) Derivatives, and highly-liquid financial instruments.

Consequently, Arauco does not expect the new standard to have a significant impact in the classification and measurement of its financial assets. There will be no impact over the accounting of the group’s financial liabilities, because the new requirements only affect the accounting of financial liabilities that are recognized at fair value through profit and loss, and the group does not have such liabilities. Arauco does not intend to adopt IFRS 9 prior to its date of mandatory applicability.

IFRS 15 – Ordinary Activities’ Income from Contracts with Clients.

The new provision specifies how and when income will be recognized and increases the disclosures. The provision provides a single five-step model based on principles applicable to all contracts with clients. The provision will be in full force and effect on January 1, 2018.

Arauco is a pulp and wood supplier in the global markets. Arauco’s contracts with clients can be clearly identified on the basis of purchase orders placed by such clients. Performance obligations are regularly explicitly defined as the products are delivered in accordance with the client’s contracts.

The main contracts with clients do not include additional separate performance obligations that would substantially change the timing of income recognition in accordance to IFRS 15, compared to current income recognition practices.

IFRS 16 - Leases

IFRS 16 was issued in January, 2016. The new provision will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new provision an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this rule. This provision will be in full force and effect on January 1, 2019.

The group’s main assets with which it conducts its operations are either held or kept under financial lease by Arauco and its subsidiaries; this it does not expect that the impact of the new rule will cause a significant effect on the financial statements. However, the group has still not assessed what other adjustments, if any, are necessary in view of the changes in the definition of the lease termination and the different treatment of the lease’s variable payments and options to extend and terminate it. Therefore, it is not yet possible to estimate the value of the right of use over the assets and the liabilities for leases that shall be recognized in the adoption of the new rule and how this can affect the group’s earnings or losses and the classification of the cash flows in the future.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

According to the evaluations carried out, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period.

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	09-30-2017	12-31-2016
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2017	12-31-2016
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2016 was equivalent to 20% of the distributable net income calculated as of the end of September 2016 and was considered a decrease in the interim statement of consolidated changes in equity.

The final dividend paid each year, by the end of May, corresponds to 40% of the prior year distributable net profit, which takes into account the interim dividend paid

The ThU.S.$120,986 (ThU.S.$59,145 as of September 30, 2016) presented in the interim statement of consolidated changes in equity correspond to the minimum dividend provision recorded for the period 2017.

In the interim consolidated statements of cash flows, the Dividend Paid line shows an amount of ThU.S.$ 61,106 as of September 30, 2017 (ThU.S.$ 100,557 as of September 30, 2016), of which ThU.S.$ 59,005 (ThU.S.$ 99,221 as of September 30, 2016) correspond to the payment of dividends of the Parent Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and per share amounts during the period 2017 and 2016.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.52143

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.87683

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of September 30, 2017 and 2016:

	January-September		July-September
	Unaudited		Unaudited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	123,193	189,635	42,245	69,869
Gain from changes in fair value of biological assets (See note 20)	101,163	139,806	33,881	40,932
Net income from insurance compensation	1,410	2,752	1,106	526
Revenue from export promotion	2,743	1,797	870	668
Lease income	3,126	3,741	864	2,180
Gain on sales of assets	9,698	12,092	4,909	1,945
Access easement	441	3,560	—	3,474
Other operating results	4,612	24,906	615	19,163

Classes of Other Expenses by activity
Total of Other Expenses by activity	(193,018)	(43,878)	8,150	(10,467)
Depreciation	(1,980)	(976)	(645)	(344)
Legal expenses	(2,482)	(4,407)	(505)	(1,556)
Impairment provision for property, plant and equipment and others	(4,254)	(3,460)	(1,523)	(1,582)
Operating expenses related to plants stoppage	(3,208)	(2,517)	(1,024)	(513)
Expenses related to projects	(713)	(1,092)	(76)	(55)
Loss of asset sales	(4,474)	(1,277)	(1,876)	(413)
Loss and repair of assets	(3,739)	(889)	(27)	(323)
Loss of forest due to fires	(139,376)	(2,669)	34,491	(605)
Other Taxes	(8,111)	(6,624)	(4,346)	(1,696)
Research and development expenses	(2,051)	(1,911)	(498)	(772)
Fines, readjustments and interests	(2,104)	(842)	(1,669)	(539)
Loss on disposal of associates	—	(10,369)	—	—
Other expenses	(20,526)	(6,845)	(14,152)	(2,069)

Classes of financing income
Financing income, total	15,651	25,759	3,334	7,862
Financial income from mutual funds - term deposits	8,038	8,762	2,401	2,454
Financial income resulting from swap - forward instruments	3,709	11,546	(271)	3,477
Other financial income	3,904	5,451	1,204	1,931

Classes of financing costs
Financing costs, Total	(171,766)	(200,455)	(54,149)	(64,685)
Interest expense, Banks loans	(23,518)	(26,268)	(8,001)	(9,352)
Interest expense, Bonds	(123,511)	(136,558)	(38,222)	(52,793)
Interest expense, other financial instruments	(12,864)	(17,475)	(3,653)	8,875
Other financial costs	(11,873)	(20,154)	(4,273)	(11,415)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	18,579	14,003	7,009	3,972
Investments in associates	5,006	12,170	1,881	3,383
Joint ventures	13,573	1,833	5,128	589

(*)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
	Unaudited		Unaudited
Cost of sales	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Timber	555,367	553,041	178,738	177,449
Forestry labor costs	480,222	443,319	179,129	168,026
Depreciation and amortization	288,424	277,483	102,927	93,497
Maintenance costs	199,093	231,643	69,586	79,031
Chemical costs	386,348	357,345	132,812	120,074
Sawmill Services	84,926	84,022	30,906	25,098
Others Raw Materials	146,052	172,266	52,309	61,548
Others Indirect costs	127,524	109,386	46,064	40,002
Energy and fuel	139,165	101,868	51,136	32,255
Cost of electricity	32,872	30,186	9,794	9,873
Wage and salaries	249,621	241,667	86,923	83,604
Total	2,689,614	2,602,226	940,324	890,457

	January - September		July - September
	Unaudited		Unaudited
Distribution cost	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Selling costs	28,634	25,259	10,238	8,526
Commissions	10,631	10,461	4,148	3,321
Insurance	2,315	2,426	770	584
Provision for doubtful accounts receivable	154	(119)	50	(94)
Other selling costs	15,534	12,491	5,270	4,715
Shipping and freight costs	361,788	335,207	128,055	117,526
Port services	22,782	20,351	7,950	7,191
Freights	289,793	259,920	101,324	92,453
Other shipping and freight costs	49,213	54,936	18,781	17,882
Total	390,422	360,466	138,293	126,052

	January - September		July - September
	Unaudited		Unaudited
Administrative expenses	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Wage and salaries	159,083	147,192	55,741	49,110
Marketing, advertising, promotion and publications expenses	7,166	7,277	2,114	2,638
Insurance	13,152	16,703	3,920	4,466
Depreciation and amortization	21,228	21,708	6,889	8,471
Computer services	20,512	20,304	5,641	8,237
Lease rentals (offices, warehouses and machinery)	11,331	9,761	3,332	2,903
Donations, contributions, scholarships	5,635	7,161	1,777	1,509
Fees (legal and technical advisories)	27,873	34,127	10,623	14,089
Property taxes, patents and municipality rights	13,782	13,196	4,383	5,026
Personal care, supervision and transport services	18,747	19,512	6,286	7,554
Variable third party services (maneuvers, logistic operator)	31,039	30,852	10,991	10,436
Basic services (telephone, electricity, water)	6,057	6,544	1,970	2,297
Maintenance and repair	3,936	4,898	1,234	1,762
Seminars, courses, teaching materials	1,678	2,378	794	1,091
Other administration expenses	29,941	22,261	7,958	7,665
Total	371,160	363,874	123,653	127,254

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

		January - September		July - September
		Unaudited		Unaudited
		2017	2016	2017	2016
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	302,227	291,677	107,246	99,165
Employee benefits	10	409,374	392,137	141,305	132,437
Amortization	19	10,036	10,111	3,248	3,606

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	09-30-2017 ThU.S.$
Audit services	1,622
Other services
Tax services	597
Others	177
TOTAL	2,396

Number of employees	No.
15,737

NOTE 4. INVENTORIES

	09-30-2017	12-31-2016
	Unaudited
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	51,418	61,252
Production supplies	97,748	102,760
Products in progress	58,921	59,332
Finished goods	459,453	468,544
Spare Parts	107,570	160,724
Total Inventories	775,110	852,612

Inventories recognized as cost of sales at September 30, 2017 were ThU.S.$2,632,899 (ThU.S.$2,538,859 at September 30, 2016).

In order to have the inventories recorded at net realizable value at September 30, 2017, a net increase of inventories was recognized associated with a less provision of obsolescence of ThU.S.$9,347 (greater provision of ThU.S.$1,915 at September 30, 2016). As of September 30, 2017, the amount of obsolescence provision is ThU.S.$16,893 (ThU.S.$28,499 at December 31, 2016).

At September 30, 2017 there were inventory write-offs of ThU.S.$475 (ThU.S.$1,335 at September 30, 2016)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period. Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	09-30-2017 Unaudited	12-31-2016
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	193	3,156
Bank checking account balances	138,246	146,290
Time deposits	183,159	247,391
Mutual funds	107,315	195,416
Other cash and cash equivalents (*)	56,656	—
Total	485,569	592,253

The risk classification of the mutual funds in effect as of September 30, 2017 and December 31, 2016 is shown below.

	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
AAAfm	105,423	192,895
AAfm	1,892	2,521
Total Mutual Funds	107,315	195,416

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities.

		Cash Flow
	Opening balance	Loans	Loans	interest paid	Accrual		Activities	Closing balance
	12-31-2016	obtained	Paid	and others	of interest	Adjustment	no cash flow	09-30-2017
Loans from banks	914,358	296,561	(274,408)	(24,189)	20,557	—	4,851	937,730
Leases	113,986	18,994	(7,096)	(123)	—	169	(9,842)	116,089
Hedging liabilities	87,363	—	—	—	—	—	(49,302)	38,061
Bonds and promissory notes	3,452,659	—	(395,000)	(143,666)	122,451	70,402	4,143	3,110,989

Total	4,568,366	315,554	(676,504)	(167,978)	143,008	70,571	(50,148)	4,202,869

		Cash Flow
	Opening balance	Loans	Loans	interest paid	Accrual		Activities	Closing balance
	12-31-2015	obtained	Paid	and others	of interest	Adjustment	no cash flow	12-31-2016
Loans from banks	997,542	550,226	(645,211)	(27,692)	27,471	9	12,013	914,358
Leases	127,559	(13,573)	—	—	—	—	—	113,986
Hedging liabilities	227,568	—	—	—	—	—	(140,204)	87,364
Bonds and promissory notes	3,180,334	187,427	—	(163,881)	165,017	79,923	3,838	3,452,658

Total	4,533,003	724,080	(645,211)	(191,573)	192,488	79,932	(124,353)	4,568,366

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 25.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22.5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 28, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2017	12-31-2016
	Unaudited
Deferred Tax Assets	ThU,S,$	ThU.S.$
Deferred tax Assets relating to Provisions	7,872	5,771
Deferred tax Assets relating to Accrued Liabilities	8,310	11,716
Deferred tax Assets relating to Post-Employment benefits	18,745	17,618
Deferred tax Assets relating to Property, Plant and equipment	9,655	9,806
Deferred tax Assets relating to Financial Instruments	8,333	12,699
Deferred tax Assets relating to Tax Losses Carryforwards	63,787	50,917
Deferred tax Assets relating to Inventories	4,848	7,158
Deferred tax Assets relating to Provisions for Income	3,905	7,069
Deferred tax Assets relating to Allowance for Doubful Accounts	4,101	4,886
Intangible revaluation differences	11,340	10
Deferred tax Assets relating to Other Deductible Temporary Differences	22,329	30,216
Total Deferred Tax Assets	163,225	157,866

Netting presentation	(155,652)	(151,769)

Net Effect	7,573	6,097

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$205,977 (ThU.S.$157,403 at December 31, 2016), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$ 78,383 (ThU.S.$ 76,280 at December 31, 2016) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2017	12-31-2016
	Unaudited
Deferred Tax Liabilities	ThU.S,$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	906,661	934,892
Deferred tax Liabilities relating to Financial Instruments	7,798	7,186
Deferred tax Liabilities relating to Biological Assets	724,743	719,577
Deferred tax Liabilities relating to Inventory	33,737	31,072
Deferred tax Liabilities due to Prepaid Expenses	42,289	42,881
Deferred tax Liabilities due to Intangible	27,242	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,627	20,004
Total Deferred Tax Liabilities	1,760,097	1,782,834

Netting presentation	(155,652)	(151,769)

Net Effect	1,604,445	1,631,065

The effect of the period of the current and deferred tax related to the financial instruments of coverage, is a payment of ThU.S.$ 375 as of September 30, 2017 (a charge amounting to ThU.S.$ 8,171 as of September 30, 2016), which is portrayed in its net amount in the Reserve of cash flow hedges, in the interim consolidated statements of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Unaudited	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) for Bussines Combination	Increase (decrease) Net exchange differences	Closing balance 09-30-2017
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,771	2,053	—	—	48	7,872
Deferred tax Assets relating to Accrued liabilities	11,716	(3,358)	—	—	(48)	8,310
Deferred tax Assets relating to Post-Employment benefits	17,618	1,444	(323)	—	6	18,745
Deferred tax Assets relating to Property, Plant and equipment	9,806	(151)	—	—	—	9,655
Deferred tax Assets relating to Financial Instruments	12,699	1,584	(5,950)	—	—	8,333
Deferred tax Assets relating to Tax Loss Carryforward	50,917	12,348	—	—	522	63,787
Deferred tax assets relating to Inventories	7,158	(2,310)	—	—	—	4,848
Deferred tax assets relating to Provisions for Income	7,069	(3,164)	—	—	—	3,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(794)	—	—	9	4,101
Intangible revaluation differences	10	(548)	—	11,389	489	11,340
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	(7,458)	—	—	(429)	22,329
Total Deferred Tax Assets	157,866	(354)	(6,273)	11,389	597	163,225

Unaudited	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) for Bussines Combinatión	Increase (decrease) Net exchange differences	Closing balance 09-30-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(28,445)	—	—	214	906,661
Deferred tax Liabilities relating to Financial Instruments	7,186	612	—	—	—	7,798
Deferred tax Liabilities relating to Biological Assets	719,577	(37,027)	—	38,016	4,177	724,743
Deferred tax Liabilities relating to Inventory	31,072	2,665	—	—	—	33,737
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(592)	—	—	—	42,289
Deferred tax Liabilities relating to Intangible	27,222	(206)	—	—	226	27,242
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(2,524)	—	—	147	17,627
Total Deferred Tax Liabilities	1,782,834	(65,517)	—	38,016	4,764	1,760,097

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(8,019)	—	292	5,771
Deferred tax Assets relating to Accrued Liabilities	8,535	3,181	—	—	11,716
Deferred tax Assets relating to Post-Employment benefits	15,480	579	1,509	50	17,618
Deferred tax Assets relating to Property, Plant and equipment	7,730	2,076	—	—	9,806
Deferred tax Assets relating to Financial Instruments	21,805	1,500	(10,606)	—	12,699
Deferred tax Assets relating to Tax Loss Carryforward	35,751	11,498	—	3,668	50,917
Deferred tax Assets relating to Inventories	4,240	2,918	—	—	7,158
Deferred tax Assets relating to Provisions for Income	3,997	3,050	—	22	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,572	261	—	53	4,886
Intangible revaluation differences	56	(46)	—	—	10
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	3,593	—	2,036	30,216
Total Deferred Tax Assets	140,251	20,591	(9,097)	6,121	157,866

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	930,608	(1,065)	—	5,349	934,892
Deferred tax Liabilities relating to Financial Instruments	6,376	810	—	—	7,186
Deferred tax Liabilities relating to Biological Assets	693,103	12,642	—	13,832	719,577
Deferred tax Liabilities relating to Inventory	31,912	(840)	—	—	31,072
Deferred tax Liabilities relating to Prepaid Expenses	40,907	2,078	—	(104)	42,881
Deferred tax Liabilities relating to Intangible	26,419	(528)	—	1,331	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	(9,229)	—	3,030	20,004
Total Deferred Tax Liabilities	1,755,528	3,868	—	23,438	1,782,834

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2017		12-31-2016
	Unaudited
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU,S,$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	99,438		106,949
Deferred Tax Assets - Tax loss carryforward	63,787		50,917
Deferred Tax Liabilities		1,760,097		1,782,834
Total	163,225	1,760,097	157,866	1,782,834

	January - September		July - September
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2017 ThU,S,$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Deferred Tax Assets	(16,243)	6,258	(9,888)	4,019
Deferred Tax Assets - Tax loss carryforward	15,889	(3,827)	(4,943)	(919)
Deferred Tax Liabilities	65,517	3,793	24,053	(1,803)
Total	65,163	6,224	9,222	1,297

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
	Unaudited
Income Tax composition	2017 ThU,S,$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Current income tax expense	(129,791)	(56,730)	(61,979)	(9,393)
Previous period current tax adjustments	(779)	(8,955)	(33)	(9,442)
Other current tax expenses	1,402	2,067	605	(304)
Current Tax Expense, Net	(129,168)	(63,618)	(61,407)	(19,139)

Deferred tax income (expense) relating to origination and reversal of temporary differences	49,274	10,051	14,165	2,216
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	15,889	(3,827)	(4,943)	(919)
Total deferred Tax Expense, Net	65,163	6,224	9,222	1,297
Income Tax Expense, Total	(64,005)	(57,394)	(52,185)	(17,842)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current income tax expense detailed by foreign and domestic (Chile) companies at September 30, 2017 and 2016:

	January - September		July - September
	Unaudited
	2017	2016	2017	2016
	ThU,S,$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(29,917)	(35,744)	(13,511)	(19,392)
Domestic current income tax expense	(99,251)	(27,874)	(47,896)	253
Total current income tax expense	(129,168)	(63,618)	(61,407)	(19,139)

Foreign deferred tax expense	10,538	13,345	2,546	16,847
Domestic deferred tax expense	54,625	(7,121)	6,676	(15,550)
Total deferred tax expense	65,163	6,224	9,222	1,297
Total tax income (expense)	(64,005)	(57,394)	(52,185)	(17,842)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
	Unaudited
	2017	2016	2017	2016
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU,S,$	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	25.5%	24.0%	25.5%	24.0%
Tax Expense at statutory tax rate	(56,377)	(47,809)	(43,470)	(11,823)
Tax effect of foreign tax rates	(2,283)	(7,804)	(3,506)	(5,458)
Tax effect of revenues exempt from taxation	11,346	20,649	(1,195)	15,602
Tax effect of expense not deductible in determining taxable profit (tax loss)	(29,106)	(21,792)	(10,519)	(16,840)
Tax rate effect of tax losses	(84)	—	(84)	—
Tax effect of a new evaluation of assets for deferred not recognized taxes	—	(235)	—	(235)
Tax rate effect from change in tax rate (opening balances)	754	(898)	(380)	141
Tax rate effect of adjustments for current tax of prior periods	(779)	(8,955)	(33)	(9,442)
Other tax rate effects	12,524	9,450	7,002	10,213
Total adjustments to tax expense at applicable tax rate	(7,628)	(9,585)	(8,715)	(6,019)
Tax expense at effective tax rate	(64,005)	(57,394)	(52,185)	(17,842)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2017	12-31-2016
	Unaudited
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	512,181	321,031
Land	1,012,379	991,450
Buildings	2,119,593	2,169,731
Plant and equipment	3,098,990	3,256,348
Information technology equipment	23,266	24,154
Fixtures and fittings	9,830	9,880
Motor vehicles	15,385	16,858
Other property, plant and equipment	193,432	130,043
Total Net	6,985,056	6,919,495

Property, Plant and Equipment, Gross
Construction in progress	512,181	321,031
Land	1,012,379	991,450
Buildings	3,872,584	3,825,259
Plant and equipment	6,167,922	6,128,494
Information technology equipment	79,982	76,421
Fixtures and fittings	35,035	33,613
Motor vehicles	48,985	48,534
Other property, plant and equipment	219,291	153,838
Total Gross	11,948,359	11,578,640

Accumulated depreciation and impairment
Buildings	(1,752,991)	(1,655,528)
Plant and equipment	(3,068,932)	(2,872,146)
Information technology equipment	(56,716)	(52,267)
Fixtures and fittings	(25,205)	(23,733)
Motor vehicles	(33,600)	(31,676)
Other property, plant and equipment	(25,859)	(23,795)
Total	(4,963,303)	(4,659,145)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of September 30, 2017, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	87,914	122,757

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	283,599	317,159

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2017 and December 31, 2016:

Movement of Property, Plant and Equipment Unaudited	Construction in progress	Land	Buildings	Plant and equipments	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	283,599	277	7,264	38,997	226	114	724	66,712	397,913
Disposals	—	(1,585)	(17)	(3,462)	(26)	(23)	(284)	—	(5,397)
Retirements	(2,312)	(25)	(1,002)	(1,695)	(3)	(19)	(48)	(113)	(5,217)
Depreciation	—	—	(93,341)	(234,185)	(4,533)	(1,543)	(2,633)	(4,004)	(340,239)
Impairment loss recognized in profit or loss	(208)	—	(47)	800	1	(266)	—	—	280
Increase (decrease) through net exchange differences	823	5,334	3,750	7,650	60	4	140	794	18,555
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(90,334)	16,928	33,255	34,453	3,387	1,683	628	—	—
Total changes	191,150	20,929	(50,138)	(157,358)	(888)	(50)	(1,473)	63,389	65,561
Closing balance 09-30-2017	512,181	1,012,379	2,119,593	3,098,990	23,266	9,830	15,385	193,432	6,985,056

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	317,159	6,350	7,966	59,997	554	269	1,281	25,618	419,194
Disposals	(44)	(1,107)	(443)	(2,382)	(105)	—	(199)	(1,607)	(5,887)
Retirements	(1,754)	(295)	(926)	(2,209)	(24)	(8)	(30)	(2,811)	(8,057)
Depreciation	—	—	(122,257)	(330,876)	(5,352)	(1,970)	(3,969)	(4,729)	(469,153)
Impairment loss recognized in profit or loss	—	—	9	(1,254)	(7)	(1)	—	(1,553)	(2,806)
Increase (decrease) through net exchange differences	6,610	30,514	(2,388)	51,224	134	116	112	3,145	89,467
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(252,459)	4,350	105,127	134,832	2,744	(386)	2,942	2,850	—
Total changes	69,512	39,812	(12,912)	(90,327)	(2,056)	(1,980)	137	20,913	23,099
Closing balance 12-31-2016	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2017 and 2016 is as follows:

	January - September		July - September
	Unaudited		Unaudited
	2017	2016	2017	2016
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	282,283	272,505	100,991	91,839
Administrative expenses	17,333	16,575	5,577	6,523
Other expenses	2,611	2,597	678	803
Total	302,227	291,677	107,246	99,165

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	120,273	117,206
Plant and equipment	120,273	117,206

Reconciliation of Financial Lease Minimum Payments:

09-30-2017
Unaudited
Present Value
Periods	ThU.S.$
Less than one year	40,102
Between one and five years	75,986
More than five years	—
Total	116,088

12-31-2016
Present Value
Periods	ThU.S.$
Less than one year	40,400
Between one and five years	73,586
More than five years	—
Total	113,986

Lease obligations are presented in the interim consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2017
	Unaudited
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,506	—	1,506
Between one and five years	1,811	—	1,811
More than five years	—	—	—
Total	3,317	—	3,317

	12-31-2016
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	512	—	512
Between one and five years	353	—	353
More than five years	—	—	—
Total	865	—	865

Finance lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – September		July – September
	Unaudited		Unaudited
	2017	2016	2017	2016
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	3,821,818	3,452,423	1,368,282	1,157,495
Revenue from rendering of services	85,221	88,358	25,091	29,975
Total	3,907,039	3,540,781	1,393,373	1,187,470

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	Unaudited		Unaudited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	409,374	392,137	141,305	132,437
Wages and salaries	394,402	374,363	135,968	121,428
Severance indemnities	14,972	17,774	5,337	11,009

	09-30-2017	12-31-2016
Discount rate	4.87%	4.52%
Inflation	2.85%	2.79%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2009	RV-2009

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,186)
Decrease in 100 bps	5,666
Wage growth rates
Increase in 100 bps	5,562
Decrease in 100 bps	(5,259)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2017 and December 31, 2016:

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Current	5,549	5,244
Non-current	63,997	60,084
Total	69,546	65,328

Reconciliation of the present value of severance indemnities obligation	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Opening balance	65,328	56,433
Current service cost	3,736	5,334
Interest cost	2,130	2,957
(Gains) losses from changes in actuarial assumptions	(1,628)	2,083
Actuarial gains and losses arising from experience	517	3,503
Benefits paid	(3,899)	(7,871)
Increase (decrease) for foreign currency exchange rates changes	3,362	2,889
Closing balance	69,546	65,328

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Total Current Assets	2,672,683	2,722,360

Cash and Cash Equivalents	485,569	592,253
U.S Dollar	309,789	524,426
Euro	4,346	2,357
Brazilian Real	40,545	47,696
Argentine Pesos	9,667	4,046
Other currencies	2,945	3,327
Chilean Pesos	118,277	10,401

Other current financial assets	3,029	5,201
U.S Dollar	2,695	4,879
Argentine Pesos	289	315
Other currencies	45	7

Other current non-financial assets	157,914	144,915
U.S Dollar	92,146	62,246
Euro	59	71
Brazilian Real	20,564	22,537
Argentine Pesos	4,682	12,261
Other currencies	5,170	3,500
Chilean Pesos	35,293	44,300

Trade and other current receivables	888,300	701,610
U.S Dollar	604,982	489,056
Euro	20,692	26,544
Brazilian Real	55,165	46,150
Argentine Pesos	32,354	15,137
Other currencies	19,797	16,620
Chilean Pesos	153,190	106,681
U.F.	2,120	1,422

Accounts receivable due from related companies	6,475	12,505
U.S Dollar	1,094	274
Brazilian Real	342	726
Chilean Pesos	4,571	10,548
U.F.	468	957

Current Inventories	775,110	852,612
U.S Dollar	729,073	812,748
Brazilian Real	46,037	39,864

Current biological assets	312,276	306,117
U.S Dollar	276,716	271,551
Brazilian Real	35,560	34,566

Current tax assets	41,141	104,088
U.S Dollar	6,884	6,199
Brazilian Real	3,971	5,798
Argentine Pesos	38	39
Other currencies	3,548	2,696
Chilean Pesos	26,700	89,356

Non-current assets or disposal groups classified as held for sale	2,869	3,059
U.S Dollar	2,869	3,059

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,200,742	11,283,821

Other non-current financial assets	27,799	8,868
U.S Dollar	27,799	8,868

Other non-current non-financial assets	122,226	130,319
U.S Dollar	106,196	95,658
Brazilian Real	4,159	4,042
Argentine Pesos	10,697	9,900
Other currencies	739	636
Chilean Pesos	435	20,083

Trade and other non-current receivables	14,210	14,273
U.S Dollar	4,482	6,895
Other currencies	534	527
Chilean Pesos	7,376	5,753
U.F.	1,818	1,098

Accounts receivable due from related companies, non current	957	957
U.F.	957	957

Investments accounted for using equity method	361,696	446,548
U.S Dollar	127,586	124,324
Euro	177,152	156,990
Brazilian Real	56,898	165,203
Chilean Pesos	60	31

Intangible assets other than goodwill	90,611	89,497
U.S Dollar	89,414	88,394
Brazilian Real	1,102	1,026
Chilean Pesos	95	77

Goodwill	75,982	74,893
U.S Dollar	42,666	42,508
Brazilian Real	33,316	32,385

Property, plant and equipment	6,985,056	6,919,495
U.S Dollar	6,444,896	6,394,105
Brazilian Real	534,983	520,448
Chilean Pesos	5,177	4,942

Non-current biological assets	3,514,632	3,592,874
U.S Dollar	2,966,614	3,185,872
Brazilian Real	548,018	407,002

Deferred tax assets	7,573	6,097
U.S Dollar	4,630	4,134
Brazilian Real	2,631	1,697
Other currencies	53	52
Chilean Pesos	259	214

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

		09-30-2017
		Unaudited			12-31-2016
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	914,690	500,333	1,415,023	806,280	539,784	1,346,064

Other current financial liabilities	138,073	491,843	629,916	196,001	501,451	697,452
U.S Dollar	100,504	446,000	546,504	178,442	455,908	634,350
Brazilian Real	1,982	4,794	6,776	3,558	1,282	4,840
Argentine Pesos	9	—	9	11	29	40
Chilean Pesos	1,458	4,261	5,719	1,132	3,387	4,519
U.F.	34,120	36,788	70,908	12,858	40,845	53,703

Bank Loans	102,046	431,735	533,781	134,140	61,483	195,623
U.S Dollar	100,055	426,941	526,996	130,571	60,172	190,743
Brazilian Real	1,982	4,794	6,776	3,558	1,282	4,840
Argentine Pesos	9	—	9	11	29	40

Financial Leases	10,061	30,041	40,102	9,534	30,866	40,400
Chilean Pesos	1,458	4,261	5,719	1,132	3,387	4,519
U.F.	8,603	25,780	34,383	8,402	27,479	35,881

Other Loans	25,966	30,067	56,033	52,327	409,102	461,429
U.S Dollar	449	19,059	19,508	47,871	395,736	443,607
U.F.	25,517	11,008	36,525	4,456	13,366	17,822

Trade and other current payables	600,787	32	600,819	511,371	26,520	537,891
U.S Dollar	197,059	—	197,059	146,652	3,510	150,162
Euros	10,567	—	10,567	12,006	1,028	13,034
Brazilian Real	34,785	—	34,785	4,849	21,982	26,831
Argentine Pesos	23,908	—	23,908	31,661	—	31,661
Other currencies	8,588	32	8,620	12,244	—	12,244
Chilean Pesos	306,770	—	306,770	285,359	—	285,359
U.F.	19,110	—	19,110	18,600	—	18,600

Accounts payable to related companies	14,684	—	14,684	3,831	—	3,831
U.S Dollar	1,877	—	1,877	1,969	—	1,969
Chilean Pesos	12,807	—	12,807	1,862	—	1,862

Other current provisions	446	—	446	842	—	842
U.S Dollar	446	—	446	842	—	842

Current tax liabilities	7,818	2,027	9,845	1,641	—	1,641
U.S Dollar	448	—	448	448	—	448
Euros	296	—	296	7	—	7
Brazilian Real	1,858	—	1,858	—	—	—
Argentine Pesos	51	—	51	133	—	133
Other currencies	131	—	131	574	—	574
Chilean Pesos	5,034	2,027	7,061	479	—	479

Current provisions for employee benefits	5,420	129	5,549	5,214	30	5,244
Chilean Pesos	5,420	129	5,549	5,214	30	5,244

Other current non-financial liabilities	147,462	6,302	153,764	87,380	11,783	99,163
U.S Dollar	119,853	6,300	126,153	62,974	163	63,137
Euros	74	—	74	53	—	53
Brazilian Real	14,009	—	14,009	9,426	11,616	21,042
Argentine Pesos	3,290	—	3,290	3,474	—	3,474
Other currencies	4,900	—	4,900	3,202	—	3,202
Chilean Pesos	5,318	2	5,320	8,183	4	8,187
U.F.	18	—	18	68	—	68

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years ThU.S.$	09-30-2017 Unaudited More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	12-31-2016 More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	3,821,466	1,521,516	5,342,982	3,599,291	2,061,543	5,660,834

Other non-current financial liabilities	2,188,545	1,384,408	3,572,953	2,020,484	1,850,430	3,870,914
U.S Dollar	1,722,236	582,719	2,304,955	1,591,127	1,075,204	2,666,331
Brazilian Real	18,568	—	18,568	17,098	1,042	18,140
Chilean Pesos	10,638	—	10,638	11,151	—	11,151
U.F.	437,103	801,689	1,238,792	401,108	774,184	1,175,292

Bank Loans	313,004	90,945	403,949	626,384	92,351	718,735
U.S Dollar	294,436	90,945	385,381	609,286	91,309	700,595
Brazilian Real	18,568	—	18,568	17,098	1,042	18,140

Financial Leases	75,986	—	75,986	73,586	—	73,586
Chilean Pesos	10,638	—	10,638	11,151	—	11,151
U.F.	65,348	—	65,348	62,435	—	62,435

Other Loans	1,799,555	1,293,463	3,093,018	1,320,514	1,758,079	3,078,593
U.S Dollar	1,427,800	491,774	1,919,574	981,841	983,895	1,965,736
U.F.	371,755	801,689	1,173,444	338,673	774,184	1,112,857

Other non-current provisions	37,423	—	37,423	38,138	—	38,138
U.S Dollar	12	—	12	1	—	1
Brazilian Real	5,229	—	5,229	5,425	—	5,425
Argentine Pesos	32,179	—	32,179	32,712	—	32,712
Chilean Pesos	3	—	3	—	—	—

Deferred tax liabilities	1,467,337	137,108	1,604,445	1,479,596	151,469	1,631,065
U.S Dollar	1,353,644	137,108	1,490,752	1,412,506	131,406	1,543,912
Brazilian Real	113,693	—	113,693	67,090	20,063	87,153

Non-current provisions for employee benefits	63,997	—	63,997	60,084	—	60,084
Other currencies	182	—	182	144	—	144
Chilean Pesos	63,815	—	63,815	59,940	—	59,940

Other non-current non-financial liabilities	64,164	—	64,164	989	59,644	60,633
U.S Dollar	168	—	168	430	—	430
Brazilian Real	63,312	—	63,312	—	59,644	59,644
Argentine Pesos	228	—	228	349	—	349
Chilean Pesos	456	—	456	206	—	206
U.F.	—	—	—	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - September Unadited		July - September Unadited
	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Arauco Do Brasil S.A.	12,959	74,607	19,543	(4,977)
Arauco Forest Brasil S.A.	12,608	69,581	19,494	(3,680)
Arauco Florestal Arapoti S.A.	3,358	19,882	5,177	(705)
Sonae Arauco S.A.	17,027	—	5,799	—
Arauco Argentina S.A.	831	5,187	1,419	(405)
Flakeboard Company Limited	6,933	5,381	4,636	(1,916)
Others	188	65	126	(3)

Total reserve of exchange differences on translation	53,904	174,703	56,194	(11,686)

Effect of foreign exchange rates changes

	January - September		July - September
	Unadited		Unadited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	2,721	(74)	2,860	(992)
Reserve of exchange differences on translation (with Non-controlling interests)	54,750	179,690	57,495	(11,863)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes the cost of borrowing, on current investment projects, at effective interest rates.

	January - September		July - September
	Unaudited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.00%	5.08%	5.00%	5.08%
Amount of the capitalized interest cost, property, presented as plant and equipment	3,520	2,001	1,795	908

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces Interim Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest			% Ownership interest
			Functional	09-30-2017			12-31-2016
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.1624	98.8366	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.4553	99.5438	99.9991	0.4614	99.5376	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.9971	90.0021	99.9992	10.1297	89.8694	99.9991
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	U.S. Dollar	—	57.5404	57.5404	—	57.5404	57.5404
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9795	99.9795	—	99.9789	99.9789
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4809	98.4809	—	98.4744	98.4744
-	Forestal Concepción S.A.	Panama	U.S. Dollar	—	—	—	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9961	99.9961	—	99.9934	99.9934
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9990	99.9990
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Eufores S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - September		July - September
	Unaudited		Unaudited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	41,329	56,991	14,514	17,670
Per diem compensation to members of the Board of Directors	1,754	1,209	609	587
Termination benefits	4,643	3,756	1,919	3,344
Total	47,726	61,956	17,042	21,601

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	85	39
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,656	1,701
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	—	—	7,618
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	342	726
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	431	0
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	2
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	2,398	1,188
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	979	274
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	30 días	583	957
TOTAL						6,475	12,505

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-18	478	478
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-19	479	479
TOTAL						957	957

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	11,919	1,758
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	511	97
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	7	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	181	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	139	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Subsidiary of the Associate	Chile	Chilean pesos	30 days	28	—
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	463	1,246
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,411	723
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Controlling Parent’s Subsidiary	Chile	Chilean pesos	23 days	1	—
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	U.S. Dollar	24 days	3	—
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	16	5
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	—	—	2
Air BP Copec	96.942.120-8	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5	—
TOTAL						14,684	3,831

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,140	2,199
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	106	356
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	51,324	39,732
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	6,273	8,633
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	4,418	7,311
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	34,969	47,236
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	976	2,093
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,089	1,295
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	416	512
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	251	511
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer Services	118	249
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	314	383
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	579	3

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,014	5,999
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	15,086	16,326
Stora Enso Arapoti Industria de Papel S.A.	—	Subsidiary of the Associate	Brazil	Brazilian Real	Wood	—	1,149
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	18,802	21,657
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sale Land	—	1,914
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	2,367	5,263

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 2, 2016, our subsidiary Forestal Arauco S.A. incorporated the company Arauco Nutrientes Naturales SPA, with a capital contribution of ThU.S.$5,000 of which, as of September 30, 2017, Th.U.S.$3,000 had been paid. The corporate purpose of the company is the manufacture and sale of products made from extracts, fruits, and others.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

At September 30, 2017, there are no new investments in associates to report.

On March 31, 2016, our subsidiary Arauco do Brasil S.A. sold its stake at Stora Enso Arapoti Industria de Papel S.A. for ThU.S.$4,141. This transaction generated a loss of ThU.S.$10,369, as reflected in the Interim Consolidated Statements of Profit or Loss, in the line item “Other Expenses”.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$61,675	ThU.S.$61,505

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$45,769	ThU.S.$43,559

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$265	ThU.S.$190

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$(4)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$60	ThU.S.$31

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2017	12-31-2016
Carrying amount	ThU.S.$52,534	ThU.S.$160,490

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
09-30-2017 Unaudited	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,722	29	4,802	—	7,820	3	21	105,397
Non-current	588,621	93,357	747	—	132,313	308	25	815,371
Total	681,343	93,386	5,549	—	140,133	311	46	920,768

	Liabilities and Equity
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,079	82	3,446	—	—	—	11	44,618
Non-current	336,097	—	777	—	32,119	5	49	369,047
Equity	304,167	93,304	1,326	—	108,014	306	(14)	507,103
Total	681,343	93,386	5,549	—	140,133	311	46	920,768

09-30-2017 Unaudited
Revenues	97,040	4,421	3,789	—	33,953	—	21	139,224
Expenses	(97,509)	—	(3,436)	—	(28,537)	(9)	(27)	(129,518)
Profit or loss (continuing operations)	(469)	4,421	353	—	5,416	(9)	(6)	9,706

Other comprehensive income	1,787	—	—	—	102,598	—	—	104,385
Comprehensive income	1,318	4,421	353	—	108,014	(9)	(6)	114,091
Dividends	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	Assets
12-31-2016	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	76,021	29	4,608	—	24,972	6	26	105,662
Non-current	572,831	88,936	668	—	415,083	153	63	1,077,734
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,457	82	3,412	—	3,446	—	9	51,406
Non-current	301,065	—	912	—	109,079	6	85	411,147
Equity	303,330	88,883	952	—	327,530	153	(5)	720,843
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396

09-30-2016 Unaudited
Revenues	83,962	2,653	3,478	492	30,258	—	80	120,923
Expenses	(71,898)	—	(3,175)	(6,320)	(10,240)	—	(155)	(91,788)
Profit or loss (continuing operations)	12,064	2,653	303	(5,828)	20,018	—	(75)	29,135

Other comprehensive income	1,129	—	—	—	—	—	—	1,129
Comprehensive income	13,193	2,653	303	(5,828)	20,018	—	(75)	30,264
Dividends	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2017 Unaudited	12-31-2016
	ThU.S.$	ThU.S.$
Opening balance as of January 1	446,548	264,812
Changes
Investment in joint ventures, Additions	—	153,135
Disposals, Investments in associates and joint ventures	—	(14,510)
Share of profit (loss) in investment in associates	5,006	16,349
Share of profit (loss) in investment in joint ventures	13,573	7,590
Dividends Received, Investments in Associates	(7,079)	(5,320)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	21,585	20,634
Other increase (decrease) in investment and associates and joint ventures	(117,937)	3,858
Total changes	(84,852)	181,736
Ending balance	361,696	446,548

(*)	In May of 2017, the affiliate Florestal Vale do Corisco S.A. performed a reimbursement of capital to its shareholders. This transaction did not generate effects in the comprehensive results nor did it modify Arauco’s shareholding in Florestal Vale do Corisco S.A.

	09-30-2017 Unaudited	12-31-2016
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	160,303	265,775
Carrying amount of joint ventures accounted for using equity method	201,393	180,773
Total investment accounted for using equity method	361,696	446,548

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to ThU.S.$153,135 at the acquisition date). This transaction generated goodwill of ThU.S 36,190, as shown in the Consolidated Statements of Financial Position as part of the investment.

Sonae Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.38 million m3 of MDF, 1.74 million m3 of particle boards, 485,000 m3 of OSB and 101,000 m3 of sawn timber.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2017 and December 31, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2017 Unaudited		12-31-2016
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	205,205	265,099	173,258	182,834
Non-current	2,089,531	584,478	2,131,266	735,679
Equity	—	1,445,159		1,386,011
Total Joint Arrangement	2,294,736	2,294,736	2,304,524	2,304,524

Investment	722,580		693,006

	09-30-2017 Unaudited ThU.S.$	09-30-2016 Unaudited ThU.S.$
Income	550,754	491,909
Expenses	(490,519)	(437,565)
Joint Arrangement Net Income (Loss)	60,235	54,344

	09-30-2017 Unaudited		12-31-2016
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	37,756	22,871	23,745	21,039
Non-current	171,536	2,591	178,236	1,381
Equity	—	183,830	—	179,561
Total Joint Arrangement	209,292	209,292	201,981	201,981

Investment	91,915		89,781

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	13,504	3,940
Expenses	(7,768)	(99)
Joint Arrangement Net Income (Loss)	5,736	3,841

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2017 Unaudited		12-31-2016
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	214,612	212,075	178,644	200,525
Non-current	599,591	9,996	604,736	23,052
Equity	—	592,132		559,803
Total Joint Arrangement	814,203	814,203	783,380	783,380

Investment	296,066		279,902

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	253,104	208,609
Expenses	(218,065)	(189,557)
Joint Arrangement Net Income (Loss)	35,039	19,052

	09-30-2017 Unaudited		12-31-2016
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,364	99,646	4,397	82,331
Non-current	486,534	43,169	492,815	63,021
Equity	—	350,083	—	351,860
Total Joint Arrangement	492,898	492,898	497,212	497,212

Investment	175,042		175,930

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	17,745	26,096
Expenses	(19,522)	(18,285)
Joint Arrangement Net Income (Loss)	(1,777)	7,811

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	09-30-2017 Unaudited		12-31-2016
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	7,618	4,577	7,900	3,549
Non-current	5,721	35	5,094	18
Equity		8,727		9,427
Total Joint Arrangement	13,339	13,339	12,994	12,994

Investment	4,364		4,714

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	13,297	75
Expenses	(14,121)	(436)
Joint Arrangement Net Income (Loss)	(824)	(361)

Other comprehensive income	—	—
Comprehensive income	(824)	(361)
Dividends	—	—

	09-30-2017 Unaudited		12-31-2016
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	17,113	4,232	15,817	4,348
Non-current	31,641	4,769	31,690	5,021
Equity		39,753		38,138
Total Joint Arrangement	48,754	48,754	47,507	47,507

Investment	19,877		19,069

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	34,933	37,384
Expenses	(32,087)	(33,358)
Joint Arrangement Net Income (Loss)	2,846	4,026

Other comprehensive income	—	—
Comprehensive income	2,846	4,026
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2017 Unaudited
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	256,236	220,658	223,145	213,228
Non-current	664,038	345,311	616,467	312,404
Equity		354,305		313,980
Total Joint Arrangement	920,274	920,274	839,612	839,612

Net assets	143,662		120,800
Net asset adjustment (Goodwill)	33,491		36,190
Investment	177,153		156,990

	09-30-2017 Unaudited	09-30-2016 Unaudited
	ThU.S.$	ThU.S.$ (*)
Income	728,990	—
Expenses	(703,724)	—
Joint Arrangement Net Income (Loss)	25,266	—

Other comprehensive income	—	—
Comprehensive income	25,266	—
Dividends	—	—

(*) As of September 30, 2016, the Company did not present Financial Statements for purposes of disclosure.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2017 and December 31, 2016 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	09-30-2017	12-31-2016
Information relevant to the sum of all impairment	ThU.S.$7,689	ThU.S.$7,993

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$75,982 (ThU.S.$74,893, at December 31, 2016)

Of the total of goodwill, ThU.S.$39,852 (ThU.S.$39,694 as of December 31, 2016) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 7.8% which reflects current market assessments for the Timber segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$33,316 (ThU.S.$32,385 as of December 31, 2016).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering the period of total depreciation of the line, applying a 9% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

As of September 30, 2017 and December 31, 2016, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$ 7,166 as of September 30, 2017). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$ 1,896, as of September 30, 2017), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$ 5,270 as of September 30, 2017); consequently, on this date the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$ 4,225 as of September 30, 2017).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 (equal to ThU.S.$ 7, as of September 30, 2017) plus adjustments, in accordance with the variation of the Consumer Price Index, calculated as of the month of May 2007, up to the month when the payment is made. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. On June 27, 2017, the Court of Appeals of Talca confirmed the ruling, additionally declaring that it increased the amount awarded as non-monetary damages to $10,000,000 (equal to ThU.S.$ 16 as of September 30, 2017) for each claimant, plus Consumer Price Index-based adjustments, calculated from the date of the first instance ruling (October 21, 2015) up to the date of effective payment. On July 12, 2017, Arauco lodged a cassation appeal based on both procedural and substantial flaws. Pending. (Court of Appeals Docket No. 60-2016).

On October 5, 2017, the Appeal was admitted to the Supreme Court. On October 6, 2017, Arauco became a party to the Appeal. On October 11, 2017, the claimant requested a declaration of inadmissibility with respect to the appeals.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

Insofar as the compliance program is satisfactorily executed, no sanctions will be levied against the Company.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

Regarding the 4 charges pressed by the Superintendence of the Environment through Exempted Resolution No. 1/Case File F-020-2016, dated May 6, 2016, against the Company for alleged infringements to the Environmental Qualification Resolutions of the Licancel Plant, we can inform the following:

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 210, as of September 30, 2017).

•	Regarding Charge No. 1, related to the disposal of solid industrial waste, particularly ashes in excess of the thresholds authorized by RCA No. 75/2004, a fine amounting to 3 UTA was applied (equivalent to ThU.S.$ 3, as of September 30, 2017).

•	Regarding Charge No. 2, related to the failure to withdraw from the former treatment pond “pursuant to RCA No. 308/2006,” in the environmental inspections dated May of 2013 and February of 2015, a fine amounting to 234 UTA was applied (equivalent to ThU.S.$205, as of September 30, 2017).

•	Regarding Charge No. 3, relaeted to exceeding the humidity percentages of the mud disposed of in the solid waste deposit, a fine amounting to 2 UTA was applied (equivalent to ThU.S.$ 2, as of September 30, 2017).

•	Regarding Charge No. 4, related to the fact that the discharge point of the effluent was not built at the approved location, the Company was acquitted.

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it. This remedy is currently pending.

On August 7, 2017, a ruling was issued to resolve the reconsideration appeal, partially upholding the Company’s request regarding Charge No. 2, thus reducing the portion of the fine that corresponds to this charge, from 234 UTA to 177 UTA (equivalent to ThU.S.$155, as of September 30, 2017).

Additionally, regarding the total amount of the fine imposed for Charges Nos. 1, 2 and 3 (No. 4 had been rendered ineffective previously), the 25% reduction benefit was granted as a result of paying within the first 5 business days, and the total sum amounted to 136.5 UTA (equivalent to Th.U.S$ 120 as of September 30, 2017). Case closed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017 the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

Arauco Argentina S.A.

1. On December 14, 2007 the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos) (“AFIP”) requested a determination, challenging the deductibility, as against Income Tax, of certain expenses, interests and exchange differences generated by Private Negotiable Obligations issued by the Company in 2001 and cancelled in 2007, for an amount of US$ 250,000,000.

This determination reached $417,908,207 Argentine Pesos (equivalent to ThU.S.$24,143 as of September 30, 2017) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 Argentine Pesos (equivalent to ThU.S.$ 34,604 as of September 30, 2017).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

During this entire process, the Company, in consultation with its external legal advisors maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good change that this determination issued by the AFIP would be rendered without effect.

On July 22, 2016, Congress passed law No. 27,260, whose Title II, Book II establishes an Exceptional Regularization Regime for Tax, Social Security and Customs Obligations, for obligations that have been the subject matter of judicial proceedings (henceforth, the “Regularization Regime”).

The introduction of the Regularization Regime entails an exemption from the applicable fines as well as a portion of the interests. In order to enjoy these benefits, the taxpayer must unconditionally accept its counterparty’s claim in relation to the regularized obligations, as well as desist from and withdraw any action and right, including restitution actions, bearing the expense of litigation costs and expenses.

The legal counselors that have been intervening in the different stages of litigation have highlighted the very important economic advantages offered by the Regularization Regime in light of the contingency inherent to any judicial case.

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly filed.

As of this date, the updated amount for the contingency amounted to approximately $891,758,132 Argentine Pesos (equal to ThU.S.$ 51,516 as of September 30, 2017), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $ 248,503,504 Argentine Pesos (equal to ThU.S.$ 14,356 as of September 30, 2017). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the above mentioned remedy’s abandonment and returned the file to the court of origin. On November 30, 2016, the First Chamber of the National Appeals Court declared that the case file as returned. On April 18, 2017, Chamber I of the National Chamber declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, it ordered the deferral of the fees regulation until payment of the state attorneys has been decided before the lower court, ordering the reimbursement of the Surety Insurance. The contingency insurance policy has been redeemed and returned to the insurance company.

2. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $389,824,000 Argentine Pesos (ThU.S.$ 22,520 as of September 30, 2017) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, to establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2017, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $276,508,024 (MUS$15,774 as of September 30, 2017).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$ 164,159,000 (MUS$ 51,896 as of September 30, 2017). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the agios, but preserving other charges. Administratively, it is possible that the parties can file a Special Remedy. If the current scenario remains in place, it is estimated that the claim will amount to R$57,278,771 (MUS$18,108 as of September 30, 2017), plus correction increments.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,327, as of September 30, 2017).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 173 as of September 30, 2017) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 915 as of September 30, 2017) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. All remedies still have pending hearings and final resolutions before the Court of Appeals of Valdivia. Currently, the remedies have been under agreement pending the issuance of the resolution, since April 25, 2017. (Court entry Case File No. 779-2016).

On August 14th, 2017, the Court of Appeals of Valdivia revoked the first instance ruling that had partially upheld the claim lodged by Maquinarias y Equipos Klenner Limitada against Forestal Arauco S.A., and instead issued a decision that integrally dismissed said claim. This ruling is not yet final and enforceable. The claimant filed a cassation appeal that will be heard by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

2. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with those entertained under Case File C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety, and imposed the payment of court costs. On March 8, 2017, the claimant appealed against the first instance decision. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014 of the Civil Court of Constitución. On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of September 30, 2017 and December 31, 2016 are as follows:

	09-30-2017
Classes of Provisions	Unaudited ThU.S.$	12-31-2016 ThU.S.$
Provisions, Current	446	842
Provisions for litigations	376	427
Other provisions	70	415
Provisions, non-Current	37,423	38,138
Provisions for litigations	13,966	14,696
Other provisions	23,457	23,442

Total Provisions	37,869	38,980

	09-30-2017 Unaudited
Movements in Provisions	Litigations ThU.S.$(*)	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	967	34	1,001
Used provisions	(1,026)	—	(1,026)
Increase (decrease) in foreign currency exchange	(647)	—	(647)
Other Increases (Decreases)	(75)	(364)	(439)
Total Changes	(781)	(330)	(1,111)
Closing balance	14,342	23,527	37,869

(*)	The increase in legal claims is composed mainly of ThU.S.$683 and ThU.S$278 (Brazilian and Argentine subsidiaries respectively) for civil and labor judgments.
(**)	The change in Other Increases (Decrease) in Other Provisions is due to a reversal of the existing provisions, corresponding to the Zona Franca Punta Pereira.

	12-31-2016
Movements in Provisions	Litigations ThU.S.$(*)	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	5,363	1	5,364
Used provisions	(998)	(39)	(1,037)
Increase (decrease) in foreign currency exchange	(609)	—	(609)
Other Increases (Decreases)	(33)	(104)	(137)
Total Changes	3,723	(142)	3,581
Closing balance	15,123	23,857	38,980

(*)	The increase in legal claims is composed mainly of ThU.S.$ 863 and ThU.S.$ 2,255 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsits, and ThU.S.$1,490 from Arauco Argentina in connection of fees in lawsuits
(**)	The change in Other Increases (Decreases) in Other Provisions is due to a reversal of the existing provisions of ThU.S$ 100 of Arauco Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

NOTE 19. INTANGIBLE ASSETS

	09-30-2017
Classes of Intangible Assets, Net	Unaudited ThU.S.$	12-31-2016 ThU.S.$
Intangible assets, net	90,611	89,497
Computer software	27,230	26,370
Water rights	5,697	5,689
Customer	48,430	50,982
Other identifiable intangible assets	9,254	6,456

Classes of intangible Assets, Gross	171,060	159,025
Computer software	79,298	72,008
Water rights	5,697	5,689
Customer	72,797	71,275
Other identifiable intangible assets	13,268	10,053

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(80,449)	(69,528)
Accumulated amortization and impairment, intangible assets	(80,449)	(69,528)
Computer software	(52,068)	(45,638)
Customer	(24,367)	(20,293)
Other identifiable intangible assets	(4,014)	(3,597)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2017 Unaudited
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	6,904	8	—	2,947	9,859
Disposals	(181)	—	—	—	(181)
Amortization	(6,141)	—	(3,591)	(304)	(10,036)
Increase (decrease) in foreign currency conversion	278	—	1,039	53	1,370
Others Increases (Decreases)	—	—	—	102,00	102
Changes Total	860	8	(2,552)	2,798	1,114
Closing Balance	27,230	5,697	48,430	9,254	90,611

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2016
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	12,935	204.00	—	1,718	14,857
Disposals	(1)	—	—	—	(1)
Amortization	(8,368)	—	(4,770)	(1,414)	(14,552)
Increase (decrease) in foreign currency conversion	178	—	487	41	706
Others Increases (Decreases)	375	—	—	—	375
Changes Total	5,119	204	(4,283)	345	1,385
Closing Balance	26,370	5,689	50,982	6,456	89,497

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of September 30, 2017 out of which 1 million hectares are used for forestry planting, 431 thousand hectares are native forest, 194 thousand hectares are used for other purposes and 81 thousand hectares not yet planted.

As of September 30, 2017, the production volume of logs totaled 16.1 million cubic meters (14.2 million cubic meters as of September 30, 2016).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of September 30, 2017 amounted to ThU.S.$101,163 (ThU.S.$139,905 as of September 30, 2016). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2017 amounted to ThU.S.$161,473 (ThU.S.$150,903 as of September 30, 2016).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(99,680)
	-0.5	105,032
Margins (%)	10	380,117
	-10	(380,117)

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allows to minimize such risks.

Detail of Biological Assets Pledged as Security

As of September 30, 2017, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Current	312,276	306,117
Non-current	3,514,632	3,592,874
Total	3,826,908	3,898,991

Reconciliation of carrying amount of biological assets

Movement	09-30-2017 Unaudited ThU.S.$
Opening Balance	3,898,991
Changes in Biological Assets
Additions	251,027
Decreases due to Sales	(3,403)
Decreases due to Harvest	(259,421)
Gain (losses) arising from changes in fair value less costs to sale	101,163
Increases (decreases) in Foreign Currency Translation	12,629
Loss of forest due to fires	(174,376)
Other Increases (decreases)	298
Total Changes	(72,083)
Closing Balance	3,826,908

Movement	12-31-2016 ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions	137,439
Decreases due to Sales	(1,351)
Decreases due to Harvest	(326,494)
Gain (losses) arising from changes in fair value less costs to sale	208,562
Increases (decreases) in Foreign Currency Translation	69,068
Loss of forest due to fires	(15,193)
Other Increases (decreases)	363
Total Changes	72,394
Closing Balance	3,898,991

As of the date of these interim consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in Arauco’s financial statements in Properties, Plants and Equipment, when they refer to disbursement in executed major constructions and reflected in Expenses when they refer to improvements or handling not directly associated to investment projects.

Detail information of disbursements related to the environment

As of September 30, 2017 and December 31, 2016 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

09-30-2017		Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	620	Assets	Property, plant and equipment	769	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	475	Expense	Administration expenses	1,168	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,897	Assets	Property, plant and equipment	6,726	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	23,201	Assets	Property, plant and equipment	23,387	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	36,000	Assets	Property, plant and equipment	29,245	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	20,458	Expense	Operating cost	11,791	2017
Arauco Argentina S.A	Construction emisario	In process	2,303	Assets	Property, plant and equipment	797	2017
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2017
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	—	Assets	Property, plant and equipment	5,940	2017
Maderas Arauco S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	320	Expense	Administration expenses	107	2017
Maderas Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	978	Expense	Operating cost	326	2017
Maderas Arauco S.A	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332	2017
Forestal Arauco S.A.	Environmental improvement studies	In process	887	Expense	Administration expenses	846	2017
Forestal los Lagos S.A	Environmental improvement studies	In process	161	Expense	Operating cost	106	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	620	Assets	Property, plant and equipment	769	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	475	Expense	Administration expenses	1,168	2017

		TOTAL	88,528			51,568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

12-31-2016		Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	285	Assets	Property, plant and equipment	417	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Expense	Administration expenses	1,231	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,585	Assets	Property, plant and equipment	1,396	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	476	Assets	Property, plant and equipment	8,085	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	611	Assets	Property, plant and equipment	20,658	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	1,271	Assets	Property, plant and equipment	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,218	Assets	Property, plant and equipment	14,736	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	51,703	Assets	Property, plant and equipment	64,450	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,990	Expense	Operating cost	4,180	2018
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	144	Assets	Property, plant and equipment	—
Arauco Argentina S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	824	2017
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	187	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Assets	Property, plant and equipment	6,112	2017
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,332	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	465	Expense	Administration expenses	—
Maderas Arauco S.A.	Environmental improvement studies	In process	1,217	Assets	Property, plant and equipment	304	2017
Forestal Arauco S.A.	Environmental improvement studies	In process	643	Expense	Administration expenses	946	2017
Forestal Los Lagos S.A.	Environmental improvement studies	In process	225	Expense	Operating cost	18	2017

		TOTAL	88,928			123,481

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2017 Unaudited	12-31-2016
	ThU.S.$	ThU.S.$
Land	160	160
Buildings	1,122	1,122
Property, plant and equipment	1,587	1,777
Total	2,869	3,059

As of September 30, 2017 and December 31, 2016, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2017 and December 31, 2016, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

Financial Instruments Thousands of dollars	September 2017 Unaudited		December 2016
	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading) (1)	109,196	109,196	198,582	198,582
Derivatives	1,881	1,881	3,166	3,166
Mutual funds (2)	107,315	107,315	195,416	195,416
Loans and Accounts Receivables	1,288,196	1,288,196	1,126,182	1,126,182
Cash and cash equivalents (amortized cost)	378,254	378,254	396,837	396,837
Cash	138,439	138,439	149,446	149,446
Time deposits	183,159	183,159	247,391	247,391
Agreements	56,656	56,656	—	—
Accounts Receivable (net)	902,510	902,510	715,883	715,883
Trade and other receivables	747,055	747,055	600,589	600,589
Lease receivable	3,308	3,308	764	764
Other receivables	152,147	152,147	114,530	114,530
Accounts receivable due from related parties	7,432	7,432	13,462	13,462
Other Financial Assets (5)	28,947	28,947	10,903	10,903

Financial liabilities at amortized cost (3)	4,780,310	5,041,379	5,022,725	5,158,789
Bonds issued denominated in U.S. Dollars	1,901,020	2,032,350	2,321,980	2,480,063
Bonds issued denominated in U.F. (4)	1,209,969	1,310,927	1,130,679	1,078,934
Bank Loans in U.S. Dollars	912,266	945,941	891,338	926,070
Bank borrowing denominated in U.S. Dollars	25,464	25,464	23,020	23,020
Financial leasing	116,088	111,194	113,986	108,980
Trade and other payables	600,819	600,819	537,891	537,891
Accounts payable to related parties	14,684	14,684	3,831	3,831
Financial liabilities at fair value through profit or loss	440	440	336	336
Hedging Liabilities	37,622	37,622	87,027	87,027

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the interim consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the interim consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the interim consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2017, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value	Fair value
Financial Instruments	September 2017 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Fair value through profit or loss (held for trading)
Derivatives	1,881		1,881
Mutual Funds	107,315	107,315

Other financial assets	28,947	3,649	25,298

Financial liabilities measured at amortized cost
Bonds issued denominated in U.S. Dollars	2,032,350	2,032,350
Bonds issued denominated in U.F. (4)	1,310,927	1,310,927
Bank loans in U.S. Dollars	945,941		945,941
Bank borrowing denominated in U.S. Dollars	25,464		25,464
Financial leasing	111,194		111,194

Financial liabilities at fair value through profit or loss	440		440
Hedging liabilities	37,622		37,622

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and financial leases were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
Interest bearing loans, current (a)	629,467	697,000
Other financial liabilities, current	629,916	697,452
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	449	452
Interest bearing loans, non-current (b)	3,535,340	3,784,003
Other financial liabilities, non-current	3,572,953	3,870,914
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	37,613	86,911

Financial debt total (c)	4,164,807	4,481,003

Cash and cash equivalents	485,569	592,253
Other financial assets current	3,029	5,201
Total, Cash (d)	488,598	597,454

Net Financial Debt (e)	3,676,209	3,883,549

Non-controlling interests	7,070,513	6,955,251
Equity attributable to owners of parent	44,917	44,032
Total, Equity (f)	7,115,430	6,999,283

Debt to equity ratio (g)	0.52	0.55

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

Note: As of September 30, 2017 the amount for the financial Liabilities with changes in non-current profits and losses is zero, current hedging liabilities are ThU.S.$ 9, and financial liabilities at fair value through profit or loss are ThU.S.$ 440.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
Other financial liabilities (a)	4,202,869	4,568,366
Other financial liabilities, current	629,916	697,452
Other financial liabilities, non-current	3,572,953	3,870,914
Financial liabilities at fair value through profit or loss	440	336
Hedging liabilities (b)	37,622	87,027
Swaps	37,593	86,895
Forward	29	132
Financial debt total (c)	4,164,807	4,481,003

Cash and cash equivalents	485,569	592,253
Total, Cash (d)	485,569	592,253

Net Financial Debt (e)	3,679,238	3,888,750

Non-controlling interests	7,070,513	6,955,251
Equity attributable to owners of parent	44,917	44,032
Total, Equity (f)	7,115,430	6,999,283
Debt to equity ratio (g)	0.52	0.56

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the reconciliation between the financial liabilities and the statement of financial position as of September 30, 2017 and December 31, 2016:

Thousands of dollars	September 2017 - Unaudited
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	25,517	30,067	55,584	1,761,942	1,293,463	3,055,405	3,110,989
Bank borrowing	102,046	431,735	533,781	313,004	90,945	403,949	937,730
Financial Leasing	10,061	30,041	40,102	75,986	—	75,986	116,088
Swap and Forward	449	—	449	37,613	—	37,613	38,062

Other Financial Liabilities, Total (a)	138,073	491,843	629,916	2,188,545	1,384,408	3,572,953	4,202,869

Thousands of dollars	September 2017 - Unaudited
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	600,787	32	600,819	—	—	—	600,819
Accounts payable to related companies	14,684	—	14,684	—	—	—	14,684

Accounts Payable, Total (b)	615,471	32	615,503	—	—	—	615,503

Financial Liabilities, Total (a) + (b)	753,544	491,875	1,245,419	2,188,545	1,384,408	3,572,953	4,818,372

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	51,874	409,102	460,976	1,233,603	1,758,079	2,991,682	3,452,658
Bank borrowings	134,140	61,483	195,623	626,384	92,351	718,735	914,358
Financial leasing	9,534	30,866	40,400	73,586	—	73,586	113,986
Swap and Forward	453	—	453	86,911	—	86,911	87,364

Other Financial Liabilities, Total (a)	196,001	501,451	697,452	2,020,484	1,850,430	3,870,914	4,568,366

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	511,371	26,520	537,891	—	—	—	537,891
Accounts payable to related companies	3,831	—	3,831	—	—	—	3,831

Accounts Payable, Total (b)	515,202	26,520	541,722	—	—	—	541,722

Financial Liabilities, Total (a) + (b)	711,203	527,971	1,239,174	2,020,484	1,850,430	3,870,914	5,110,088

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of September 30, 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statement of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of September 30, 2017 and December 31, 2016, is presented below:

Financial Instruments	September 2017 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	1,881
Derivative-Uruguay (1)	1,836
Forward- Colombia	45

Hedging Assets	25,298
Derivative-Uruguay (1)	1,382
Cross Currency Swaps	23,916

Financial liabilities at fair value through profit or loss	(440)
Forward-Colombia	(437)
Derivative-Uruguay (1)	(3)

Hedging Liabilities	(37,622)
Cross Currency Swaps	(37,593)
Derivative-Uruguay (1)	(29)

(1)	Include Swap and Forward from Uruguay tables.

Financial Instruments	December 2016 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,166
Derivative-Uruguay (1)	3,159
Forward-Colombia	7

Hedging Assets	8,658
Derivative-Uruguay (1)	2,029
Cross Currency Swaps	6,629

Financial liabilities at fair value through profit or loss	(336)
Forward-Colombia	(267)
Derivative-Uruguay (1)	(69)

Hedging Liabilities	(87,027)
Cross Currency Swaps	(86,895)
Derivative-Uruguay (1)	(132)

(2)	Include Swap and Forward from Uruguay tables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of September 30, 2017 and December 31, 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	September 2017 Market Value ThU.S.$	December 2016 Market Value ThU.S.$
F	Deutsche - U.K.	43,618,307	1,000,000	10-30-2011	10-30-2021	(2,124)	(4,703)
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(2,017)	(4,584)
F	Deutsche - U.K.	37,977,065	1,000,000	04-30-2014	04-30-2019	4,403	1,782
F	BBVA - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	2,968	558
F	BBVA - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	3,294	908
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	3,810	1,427
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	4,327	1,952
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,318)	(5,505)
J	BBVA - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,318)	(5,505)
J	Deutsche - U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,382)	(5,590)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(2,289)	(5,463)
J	BBVA - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(2,178)	(5,318)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(3,996)	(6,355)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(3,888)	(6,157)
P	BBVA - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(441)	(2,548)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	513	(1,591)
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	538	(1,564)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(7,545)	(13,815)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(2,005)	(4,039)
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,000)	(4,026)
Q	BCI - Chile	43,185,224	1,000,000	10-01-2014	04-01-2021	(1,078)	(3,524)
Q	BCI - Chile	43,196,695	1,000,000	10-01-2014	04-01-2021	(1,013)	(3,443)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	4,063	(3,165)

						(13,677)	(80,266)

Arauco has a high percentage of its assets in U.S. dollars, it needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IAS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of September 30, 2017 and December 31, 2016 are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	September 2016 Market Value ThU.S.$
USDCOP	Corpbanca Colombia	6,000	07/13/2017	10/06/2017	(284)
USDCOP	BBVA Colombia	7,000	08/11/2017	11/08/2017	(153)
USDCOP	BBVA Colombia	5,000	09/14/2017	12/12/2017	45

					(392)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2016 Market Value ThU.S.$
USDCOP	BBVA Colombia	5,000	10/28/2016	01/11/2017	7
USDCOP	BBVA Colombia	4,000	11/18/2016	02/09/2017	(255)
USDCOP	BBVA Colombia	7,000	12/13/2016	03/10/2017	(12)

					(260)

23.4.3. Uruguay

Forward

As of September 30, 2017 and December 31, 2016 Arauco Uruguay maintains the following forward contracts in force and for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	September 2017 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	22,950	1,053
UYUUSD	Citibank U.K.	2,000	182
UYUUSD	HSBC Uruguay	8,000	533

			1,768

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,600	1,633
UYUUSD	Citibank U.K.	3,200	150
UYUUSD	HSBC Uruguay	10,750	1,256

			3,039

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2017, 2018 and part of 2019 has been limited, through forwards of this commodity. The agreements that are in force and effect as of September 30, 2017 and December 31, 2016 are detailed below:

Exchange rate	Institution	Notional ThU.S.$	September 2017 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,911	729
Fuel Oil N°6	DNB Bank ASA	2,993	217
Fuel Oil N°6	Citibank U.K.	314	77

			1,022

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,508	1,059
Fuel Oil N°6	DNB Bank ASA	2,661	156
Fuel Oil N°6	Citibank U.K.	378	83

			1,298

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2017 and December 31, 2016 is shown below:

Exchange rate	Institution	Notional ThU.S.$	September 2017 Market Value ThU.S.$
USD	DNB Bank ASA	50,638	396

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
USD	DNB Bank ASA	59,077	650

Note: the amount value and market value on the tables in section 23.4.3 represents 50% of the total, reflecting the stake held by Arauco in its Uruguayan subsidiaries.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable due from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable due from related parties.

As of September 30, 2017 and December 31, 2016 there are provisions for impairment of ThU.S.$ 14,934 and ThU.S.$ 16,644, respectively.

	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
Loans and Accounts Receivables	1,288,196	1,126,182
Cash and cash equivalents	378,254	396,837
Cash	138,439	149,446
Time Deposits	183,159	247,391
Agreements	56,656	—
Trade and other receivables (net)	909,942	729,345
Trade and other receivables	747,055	600,589
Lease receivable	3,308	764
Other receivables	152,147	114,530
Accounts receivable due from related parties	7,432	13,462

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2017 and December 31, 2016, classified by origin coins is as follow:

	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$

Cash and Cash Equivalents	485,569	592,253
US Dollar	309,789	524,426
Euro	4,346	2,357
Other currencies	53,157	55,069
Chilean pesos	118,277	10,401

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable due from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2017 and December 31, 2016:

	09-30-2016 Unaudited ThU.S.$	12-31-2016 ThU.S.$

Trades and other current receivables	888,300	701,610

US Dollar	604,982	489,056
Euros	20,692	26,544
Other currencies	107,316	77,907
Chilean pesos	153,190	106,681
U.F.	2,120	1,422

Accounts receivable from related parties, current	6,007	11,548
US Dollar	1,094	274
Other currencies	342	726
Chilean pesos	4,571	10,548

Trade and other non-current receivables	14,210	14,273

US Dollar	4,482	6,895
Other currencies	534	527
Chilean pesos	7,376	5,753
U.F.	1,818	1,098

Accounts receivable from related parties, non current	957	957
Others Currencies	957	957

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
Total Financial Liabilities	4,818,372	5,110,088

Financial liabilities at fair value through profit or loss (held for trading)	440	336
Hedging liabilities	37,622	87,027

Financial liabilities measured at amortized cost	4,780,310	5,022,725

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2017 and

	September 2017 Unaudited ThU.S.$	December 2016 ThU.S.$
Bank borrowings - current portion	919,464	88,028
Bonds issued - current portion	157,812	62,506
Total	1,077,276	150,534

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

	Currency	09-30-2017	12-31-2016	09-30-2017	12-31-2016
		Unaudited		Unaudited
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,780,310	5,022,725	5,041,379	5,158,789
Bonds Issued	U.S. Dollar	1,901,020	2,321,980	2,032,350	2,480,063
Bonds Issued	U.F.	1,209,969	1,130,679	1,310,927	1,078,934
Bank borrowings	U.S. Dollar	912,377	891,338	945,941	926,070
Bank borrowings	Other currencies	25,353	23,020	25,464	23,020
Financial Leasing	U.F.	—	98,316	—	94,052
Financial Leasing	Chilean pesos	99,731	15,670	95,461	14,928
Trades and Other Payables	U.S. Dollar	16,357	150,162	15,733	150,162
Trades and Other Payables	Euro	—	13,034	—	13,034
Trades and Other Payables	Other currencies	197,059	70,736	197,059	70,736
Trades and Other Payables	Chilean pesos	10,567	285,359	10,567	285,359
Trades and Other Payables	U.F.	67,313	18,600	67,313	18,600
Related party payables	U.S. Dollar	306,770	1,968	306,770	1,968
Related party payables	Chilean pesos	19,110	1,863	19,110	1,863

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2017 and December 31, 2016 are as follows:

	September 2017 Unaudited ThU.S.$
	Current	Non Current	Total
Other financial liabilities	629,467	3,535,340	4,164,807
Trade and other payables	600,819	—	600,819
Accounts payable to related parties	14,684	—	14,684
Total Financial Liabilities Measured at Amortized Cost	1,244,970	3,535,340	4,780,310

	December 2016
	Current	ThU.S.$ Non Current	Total
Other financial liabilities	697,000	3,784,003	4,481,003
Trade and other payables	537,891	—	537,891
Accounts payable to related parties	3,831	—	3,831
Total Financial Liabilities Measured at Amortized Cost	1,238,722	3,784,003	5,022,725

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - September		July - September
	Unaudited
	2017	2016	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,096	(55,396)	(11,197)	(53,315)
Gains (losses) on cash flow hedges	7,754	44,277	—	—
Recycle of cash flow hedges to profit or loss	(11,004)	(10,658)	48,443	40,383
Income tax	(2,432)	(2,558)	(47,724)	(11,095)
Recycle of income tax	2,807	(5,613)	3,611	3,747
Closing balance	(1,779)	(29,948)	(6,868)	(20,280)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	September 2017 ThU.S.$	December 2016 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds	1,209,969	1,130,679	N/A	✓
Syndicate Loan	367,245	298,967	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2017 and December 31, 2016, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2017, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2017 and December 31, 2016 is as follows:

	September 2017
	Unaudited	December 2016
	ThU.S.$	ThU.S.$
Equity	7,115,430	6,999,283
Bank borrowings	937,730	914,358
Financial leasing	116,088	113,986
Bonds issued	3,110,989	3,452,659

Capitalization	11,280,237	11,480,286

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	September 2017
	Unaudited	December 2016
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	745,063	598,597
Financial lease receivables	1,441	411
Other debtors	141,796	102,602
Net subtotal	888,300	701,610

Trade receivables	754,226	609,102
Financial lease receivables	1,542	512
Other debtors	147,466	108,640
Gross subtotal	903,234	718,254

Provision for doubtful trade receivables	9,163	10,505
Provision for doubtful lease receivables	101	101
Provision for doubtful other debtors	5,670	6,038
Subtotal Bad Debt	14,934	16,644

Non-Current Receivables

Trade receivables	1,992	1,992
Financial lease receivables	1,867	353
Other debtors	10,351	11,928
Net Subtotal	14,210	14,273

Trade receivables	1,992	1,992
Financial lease receivables	1,867	353
Other debtors	10,351	11,928
Gross subtotal	14,210	14,273

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2017, Arauco’s balance for commercial Debtors was ThU.S.$ 754,226 of which, according to the agreed sales conditions, 56.0% corresponded to sales on credit (open account), 40.32% to sales with letters of credit and 3.67% to other types of sales, distributed in 2,329 debtors. The client with the largest Open Account debt represented 2.55% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches.

September 30, 2017 - Unaudited
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	711,843	24,873	91	5,159	140	64	70	83	1,790	10,113	754,226
%	94.38%	3.30%	0.01%	0.68%	0.02%	0.01%	0.01%	0.01%	0.24%	1.34%	100%
December 31, 2016
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	562,386	31,106	257	881	39	18	21	11	64	14,319	609,102
%	92.33%	5.11%	0.04%	0.14%	0.01%	0.00%	0.00%	0.00%	0.01%	2.36%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of September 30, 2017 and December 31, 2016:

	09-30-2017
	Unaudited	12-31-2016
	ThU.S.$	ThU.S.$
Opening balance	(16,644)	(19,860)

Impairment losses recognized on receivables	(137)	(3,950)
Reversal of impairment losses	1,847	7,166
Closing balance	(14,934)	(16,644)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A and Arauco Nutrientes S.P.A.. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 85% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 70 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to MU.S.$101.8, effective as of September 30, 2017, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	12,449	12,2%
Standby	6,942	6,8%
Promissory notes	67,856	66,7%
Finance	2,892	2,8%
Mortgage	9,059	8,9%
Pledge	2,393	2,4%
Promissory notes	200	0,2%
Total Guarantees	101.791	100,0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98% and, therefore, Arauco’s portfolio exposure amounts to 2%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	422,400	100.0
Secured receivables(*)	413,952	98.0
Unsecured receivables	8,448	2.0

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2017 and December 31, 2016. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2017 - Unaudited				Maturity							Total		Total
Tax ID	Name	Currency	Name - country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Scotiabank- Chile	—	299,412	—	—	—	—	—	299,412	—	1.70%	Libor + 0.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Banco de Credito e Inversiones	30,004	—	—	—	—	—	—	30,004	—	1.30%	1.30%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	9	—	—	—	—	—	—	9	—	15.25%	15.25%
—	Arauco Argentina S.A.	U.S Dollar	Banco Santander Rio	10,041	—	—	—	—	—	—	10,041	—	1.08%	1.08%
—	Arauco Argentina S.A.	U.S Dollar	Banco Macro- Argentina	5,031	—	—	—	—	—	—	5,031	—	1.40%	1.40%
—	Zona Franca Punta Pereira	U.S Dollar	Interamerican Development Bank	—	2,086	2,421	2,355	2,284	2,210	2,135	2,086	11,405	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S Dollar	Interamerican Development Bank	—	5,597	5,889	5,712	—	—	—	5,597	11,601	3.23%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S Dollar	BBVA	16,133	—	—	—	—	—	—	16,133	—	3.16%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S Dollar	Citibank	2,524	—	—	—	—	—	—	2,524	—	3.22%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S Dollar	Scotiabank	2,502	—	—	—	—	—	—	2,502	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S Dollar	Banco Interamericano de Desarrollo	—	8,424	9,775	9,502	9,205	8,918	8,629	8,424	46,029	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S Dollar	Banco Interamericano de Desarrollo	—	22,630	23,810	23,087	—	—	—	22,630	46,897	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S Dollar	Finnish Export Credit	—	44,115	50,406	49,863	48,121	47,389	23,469	44,115	219,248	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S Dollar	Dnb Nor Bank	—	6	—	—	—	—	—	6	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S Dollar	Banco Republica Oriental de Uruguay	12,710	24,495	—	—	—	—	—	37,205	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S Dollar	Banco HSBC- Uruguay	1,203	—	—	—	—	—	—	1,203	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S Dollar	Banco Itau -Uruguay	15,103	—	—	—	—	—	—	15,103	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S Dollar	Banco Santander	2,512	20,068	—	—	—	—	—	22,580	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	5	—	—	—	—	—	—	5	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	24	70	93	72	—	—	—	94	165	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	1,489	—	—	—	—	—	—	1,489	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	6	52	77	77	77	25	—	58	256	11.25%	Tljp+2%+ spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	8	10	10	10	—	—	11	30	9.34%	Tljp+2%+ spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	1	—	—	—	—	—	4	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	14	40	18	4	—	—	—	54	22	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	34	45	—	—	—	—	45	45	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	8	—	—	—	380	380	—	8	760	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	23	68	45	—	—	—	—	91	45	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	19	—	—	29	73	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	35	1,894	47	41	—	—	—	1,929	88	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	18	29	—	—	11	—	—	47	11	9.89%	9.89%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	60	45	—	—	—	—	81	45	5.90%	5.91%
—	Arauco Forest Brasil S.A.	U.S Dollar	Banco Alfa	2	7	9	9	7	—	—	9	25	8.08%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	18	23	23	18	—	—	24	64	11.30%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	4	1	—	—	—	—	—	5	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	192	540	600	—	337	337	—	732	1,274	8.76%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S Dollar	Banco Votorantim - Brazil	34	101	112	—	—	—	—	135	112	7.58%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	—	—	476	476	—	3	952	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S Dollar	Banco Bndes Subcrédito C	4	—	—	—	132	145	12	4	289	7.19%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	53	1,958	116	90	74	38	—	2,011	318	9.72%	9.72%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	22	—	3,142	3,142	—	—	—	22	6,284	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	14	—	1,886	1,886	—	—	—	14	3,772	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S Dollar	Bndes Subcrédito G-K	61	—	1,867	2,037	170	—	—	61	4,074	7.19%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	2,095	2,095	—	—	—	19	4,190	12.61%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	21	29	29	8	—	—	87	11.50%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S Dollar	Banco Santander	—	—	9	13	13	3	—	—	38	8.32%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	1	—	19	30	30	8	—	1	87	11.00%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S Dollar	Banco Santander	1	—	9	13	13	4	—	1	39	8.28%	Tljp+2%+Spread 2%
—	Flakeboard America Ltd	U.S Dollar	Banco del Estado de Chile	833	—	2,499	2,176	5,521	8,871	61,297	833	80,364	3.00%	Libor + 1.65%

			Total	118,079	95,780	403,010	101,593	80,506	65,110	97,258	213,859	747,477

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2017 - Unaudited				Maturity							Total		Total
Tax ID	Name	Currency	Name - country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	3,661	—	17,947	26,529	25,732	24,935	161,606	3,661	256,749	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	1,465	—	7,238	10,699	10,378	10,056	65,179	1,465	103,550	4.25%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	561	6,736	215,590	—	—	—	561	222,326	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	3,103	—	8,275	8,275	8,275	17,814	243,764	3,103	286,403	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	11,691	10,447	22,773	22,151	21,529	—	—	22,138	66,453	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	3,728	—	7,455	7,455	7,455	7,455	304,888	3,728	334,708	3.57%	3.57%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-S	1,869	—	4,985	4,985	4,985	4,985	222,596	1,869	242,536	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	6,142	534,833	—	—	—	—	6,142	534,833	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	3,889	20,000	20,000	407,540	—	—	3,889	447,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	505,939	—	5,278	577,189	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	548,024	3,750	638,024	4.52%	4.50%

			Total	25,517	30,067	676,492	361,934	532,144	593,684	1,546,057	55,584	3,710,311

September 30, 2017				Maturity							Total		Total
Tax ID	Name	Currency	Name - country Leases	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	192	819	1,021	1,021	7	6	—	1,011	2,055	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,722	4,080	4,036	4,036	1,291	1,292	—	5,802	10,655	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	706	2,060	2,335	2,335	418	419	—	2,766	5,507	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,287	9,086	7,832	7,832	4,199	4,199	—	12,373	24,062	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,338	3,714	911	911	—	—	—	5,052	1,822	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	1,358	6,021	5,005	5,006	5,618	5,618	—	7,379	21,247	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	48	64	—	—	—	—	—	112	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	585	1,739	1,054	1,054	211	212	—	2,324	2,531	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	744	2,217	2,956	2,956	507	508	—	2,961	6,927	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	81	241	322	322	268	268	—	322	1,180	—	—

			Total	10,061	30,041	25,472	25,473	12,519	12,522	—	40,102	75,986

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	36	302,242	—	—	—	—	36	302,242	1.63%	1.63%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia-Argentina	5,031	—	—	—	—	—	—	5,031	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	29	—	—	—	—	—	40	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,178	1,027	2,450	2,387	2,324	2,256	4,302	2,205	13,719	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,990	2,782	5,997	5,830	5,664	—	—	5,772	17,491	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	16,176	—	—	—	—	—	—	16,176	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	2,501	—	—	—	—	—	2,501	—	2.95%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,501	—	—	—	—	—	—	2,501	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,768	4,143	9,895	9,637	9,379	9,096	17,371	8,911	55,378	3.30%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	12,104	11,237	24,249	23,568	22,888	—	—	23,341	70,705	3.05%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,474	20,774	43,915	44,538	45,209	45,882	70,166	46,248	249,710	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	89	—	—	—	—	—	—	89	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,733	12,563	—	—	—	—	—	37,296	—	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	5	—	—	—	—	—	—	5	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	10,135	5,003	—	—	—	—	—	15,138	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	22,735	—	—	—	—	—	—	22,735	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	18	—	—	—	—	—	25	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau	2,713	321	—	—	—	—	—	3,034	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	25	—	—	—	—	—	38	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	46	100	100	57	7	—	48	264	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	6	1	—	—	—	—	8	1	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	38	51	4	—	—	—	51	55	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	37	—	—	—	44	81	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	400	—	—	—	—	—	—	400	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	17	—	—	—	—	369	369	17	738	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	66	88	22	—	—	—	88	110	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	11	—	29	92	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	16	16	16	8	—	—	17	40	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	5	18	30	30	19	8	—	23	87	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	57	77	23	—	—	—	77	100	5.91%	5.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	—	5	9	9	9	5	—	5	32	7.94%	7.94%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	—	12	23	23	23	11	—	12	80	11.30%	11.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	4	12	1	2	—	—	—	16	3	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim- Brazil	195	520	694	405	—	327	327	715	1,753	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	35	101	134	78	—	—	—	136	212	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	—	114	460	346	4	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	24	144	120	4	288	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	32	—	—	—	—	—	33	—	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	62	41	41	32	10	—	—	103	83	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	—	758	3,030	2,272	—	—	23	6,060	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	—	454	1,818	1,363	—	—	16	3,635	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	60	—	339	2,037	1,697	—	—	60	4,073	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	504	2,020	1,514	—	—	19	4,038	11.11%	11.11%

			Total	134,140	61,483	392,139	95,673	92,601	58,576	93,001	195,623	731,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,931	11,587	29,091	27,486	33,383	180,490	1,931	282,037	4.24%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,115	—	6,344	6,344	203,030	—	—	2,115	215,718	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	996	7,794	7,794	7,794	7,794	242,571	996	273,747	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	586	9,839	21,758	21,172	20,586	10,073	—	10,425	73,589	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,755	—	7,022	7,022	7,022	7,022	290,572	1,755	318,660	3.57%	3.57%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-S	—	600	4,695	4,695	4,695	4,695	210,785	600	229,565	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A –Argentina	—	270,787	—	—	—	—	—	270,787	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	534,254	—	—	—	15,205	570,504	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	124,949	—	—	—	—	—	127,683	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	406,926	—	8,889	466,926	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	504,895	11,215	599,895	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,376	—	22,500	22,500	22,500	22,500	569,625	9,376	659,625	4.52%	4.50%

			Total	51,875	409,102	161,700	676,622	336,863	516,143	1,998,938	460,977	3,690,266

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	237	1,616	—	1,179	—	1,201	—	1,853	2,380	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,571	4,970	—	7,731	—	4,259	—	6,541	11,990	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	645	2,008	—	5,092	—	2,035	—	2,653	7,127	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,294	10,861	—	16,861	—	8,906	—	14,155	25,767	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,673	5,030	—	4,663	—	183	—	6,703	4,846	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	982	2,994	—	7,501	—	2,824	—	3,976	10,325	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	138	—	61	—	—	—	184	61	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	439	1,317	—	2,418	—	929	—	1,756	3,347	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	647	1,932	—	5,053	—	2,690	—	2,579	7,743	—	—

			Total	9,534	30,866	—	50,559	—	23,027	—	40,400	73,586

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$57 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2017, the total assets pledged as an indirect guarantee were MU.S.$495. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	129	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	140	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	102	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	234	Bank Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	673	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3.696	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	48.394	BNDES
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	109	Bank ABC Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	219	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	215	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	759	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	210	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	406	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	100	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	185	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		57.032

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	408.351	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	67.000	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4.362	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	15.201	Arauco Forest Brasil y Mahal (Brasil)
		Total		494.914

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 1.94% (equivalent to ThU.S.$ -/+ 7,501), and +/- 0.06% of equity (equivalent to ThU.S.$ -/+ 4,500).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.29% (equivalent to ThU.S.$ 1,106) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$ -/+ 663).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2017, 15.2% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.24% (equivalent to ThU.S.$-/+ 917) and +/- 0.01% (equivalent to ThU.S.$-/+ 550) on equity.

	September 2017 Unaudited ThU.S.$	Total
Fixed rate	3,531,284	84.8%
Bonds issued	3,110,989
Bank borrowings (*)	304,207
Financial leasing	116,088
Variable rate	633,523	15.2%
Bonds issued	—
Loans with Banks	633,523
Total	4,164,807	100.0%

	December 2016 ThU.S.$	Total
Fixed rate	3,903,942	87.1%
Bonds issued	3,452,659
Bank borrowings (*)	337,297
Financial leasing	113,986
Variable rate	577,061	12.9%
Bonds issued	—
Bank borrowings	577,061
Total	4,481,003	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2017, revenue due to pulp sales accounted for 46.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 45.89% (equivalent to ThU.S.$ 177.3) on the income for the year after tax and +/- 1.49% (equivalent to ThU.S.$106.4) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Timber: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Timber

The Panels reportable segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the Sonae Arauco joint venture (Note 16), it manufactures and commercializes MDF, PB and OSB wood panels, as well as sawn lumber, by operating 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In total, Sonae Arauco’s production capacity is approximately 1.38 million m3 of MDF, 1.74 million m3 of PB, 485,000 m3 of OSB and 101,000 m3 of sawn lumber.

The Sawn Timber reportable segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of September 30, 2016, of which 1 million hectares are used for plantations, 431 thousand hectares for native forests, 194 thousand hectares for other uses and 81 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,814,458	83,799	1,979,720	29,062	—	3,907,039	—	3,907,039
Revenues from transactions with other operating segments	32,503	814,749	4,738	25,946	—	877,936	(877,936)	—

Finance income	—	—	—	—	15,651	15,651	—	15,651
Finance costs	—	—	—	—	(171,766)	(171,766)	—	(171,766)
Net finance costs	—	—	—	—	(156,115)	(156,115)	—	(156,115)

Depreciation and amortizations	181,024	16,046	107,311	2,685	5,197	312,263	—	312,263
Sum of significant income accounts	576	70,193	261	—	—	71,030	—	71,030
Sum of significant expense accounts	—	173,867	1,557	—	—	175,424	—	175,424

Profit (loss) of each reportable segment	395,611	(147,851)	191,451	5,154	(257,167)	187,198	—	187,198

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	5,006	5,006	—	5,006
Joint ventures	—	—	12,150	—	1,423	13,573	—	13,573

Income tax expense	—	—	—	—	(64,005)	(64,005)	—	(64,005)

Geographical information on revenues
Revenue – Chilean entities	1,199,624	43,396	993,999	428	—	2,237,447	—	2,237,447
Revenue – Foreign entities	614,834	40,403	985,721	28,634	—	1,669,592	—	1,669,592
Total Ordinary Income	1,814,458	83,799	1,979,720	29,062	—	3,907,039	—	3,907,039

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	126,475	146,165	145,815	376	2,242	421,073	—	421,073
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,154,159	5,402,685	2,577,933	52,188	732,322	13,919,287	(45,862)	13,873,425
Segments assets (excluding deferred tax assets)	5,154,159	5,402,685	2,577,933	52,188	724,749	13,911,714	(45,862)	13,865,852
Deferred tax assets	—	—	—	—	7,573	7,573	—	7,573
Investments accounted through equity method
Associates	—	52,534	—	—	107,769	160,303	—	160,303
Joint Ventures	—	—	181,517	—	19,876	201,393	—	201,393
Segment liabilities	617,679	157,126	314,639	11,089	5,657,462	6,757,995	—	6,757,995
Segments liabilities (excluding deferred tax liabilities)	617,679	157,126	314,639	11,089	4,053,017	5,153,550	—	5,153,550
Deferred tax liabilities	—	—	—	—	1,604,445	1,604,445	—	1,604,445

Geographical information on non-current assets
Chile	2,590,828	3,265,302	685,263	22,483	156,462	6,720,338	(4,885)	6,715,453
Foreign countries	1,708,899	1,596,177	1,125,968	21,571	32,674	4,485,289	—	4,485,289
Non-current assets, Total	4,299,727	4,861,479	1,811,231	44,054	189,136	11,205,627	(4,885)	11,200,742

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,588,710	68,976	1,865,010	18,085	—	3,540,781	—	3,540,781
Revenues from transactions with other operating segments	31,155	802,896	5,128	24,810	—	863,989	(863,989)	—

Finance income	—	—	—	—	25,759	25,759	—	25,759
Finance costs	—	—	—	—	(200,455)	(200,455)	—	(200,455)
Net finance costs	—	—	—	—	(174,696)	(174,696)	—	(174,696)

Depreciation and amortizations	176,355	14,927	103,839	1,925	4,741	301,787	—	301,787
Sum of significant income accounts	88	152,840	243	—	—	153,171	—	153,171
Sum of significant expense accounts	—	—	12,007	—	—	12,007	—	12,007

Profit (loss) of each reportable segment	244,782	69,610	120,543	(2,754)	(290,370)	141,811	—	141,811

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	12,170	12,170	—	12,170
Joint ventures	—	—	(180)	—	2,013	1,833	—	1,833

Income tax expense	—	—	—	—	(57,394)	(57,394)	—	(57,394)

Geographical information on revenues
Revenue – Chilean entities	1,293,961	34,873	946,635	480	—	2,275,949	—	2,275,949
Revenue – Foreign entities	294,749	34,103	918,375	17,605	—	1,264,832	—	1,264,832
Total Ordinary Income	1,588,710	68,976	1,865,010	18,085	—	3,540,781	—	3,540,781

Period ended September 30, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	137,323	139,121	68,344	1,494	1,919	348,201	—	348,201
Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	153,135	—	153,135

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084
Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097
Investments accounted through equity method
Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segments liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets
Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	663,198	35,030	686,976	8,169	—	1,393,373	—	1,393,373
Revenues from transactions with other operating segments	11,620	279,794	1,611	9,927	—	302,952	(302,952)	—

Finance income	—	—	—	—	3,334	3,334	—	3,334
Finance costs	—	—	—	—	(54,149)	(54,149)	—	(54,149)
Net finance costs	—	—	—	—	(50,815)	(50,815)	—	(50,815)

Depreciation and amortizations	63,350	5,605	38,912	896	1,731	110,494	—	110,494
Sum of significant income accounts	—	—	—	—	—	—	—	—
Sum of significant expense accounts	—	—	—	—	—	—	—	—

Profit (loss) of each reportable segment	152,013	17,998	75,636	(391)	(96,853)	148,403	—	148,403

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	1,881	1,881	—	1,881
Joint ventures	—	—	4,583	—	545	5,128	—	5,128

Income tax expense	—	—	—	—	(52,185)	(52,185)	—	(52,185)

Geographical information on revenues
Revenue – Chilean entities	445,613	8,672	347,028	120	—	801,433	—	801,433
Revenue – Foreign entities	217,585	26,358	339,948	8,049	—	591,940	—	591,940
Total Ordinary Income	663,198	35,030	686,976	8,169	—	1,393,373	—	1,393,373

Quarter July-September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	47,553	42,736	77,359	202	1,142	168,992	—	168,992
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	521.428	21.925	638.065	6.052	—	1.187.470	—	1.187.470
Revenues from transactions with other operating segments	11.026	247.785	2.008	8.094	—	268.913	(268.913)	—

Finance income	—	—	—	—	7.862	7.862	—	7.862
Finance costs	—	—	—	—	(64.685)	(64.685)	—	(64.685)
Net finance costs	—	—	—	—	(56.823)	(56.823)	—	(56.823)
Depreciation and amortizations	57.626	5.411	37.551	600	1.582	102.770	—	102.770
Sum of significant income accounts	—	45.805	100	—	—	45.905	—	45.905
Sum of significant expense accounts	—	—	655	—	—	655	—	655

Profit (loss) of each reportable segment	77.226	969	47.227	(1.037)	(92.961)	31.424	—	31.424

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	3.384	3.384	—	3.384
Joint ventures	—	—	(21)	—	609	588	—	588

Income tax expense	—	—	—	—	(17.842)	(17.842)	—	(17.842)

Geographical information on revenues
Revenue – Chilean entities	416.910	8.348	318.165	164	—	743.587	—	743.587
Revenue – Foreign entities	104.518	13.577	319.900	5.888	—	443.883	—	443.883
Total Ordinary Income	521.428	21.925	638.065	6.052	—	1.187.470	—	1.187.470

Quarter July-September 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	61,913	42,547	23,674	226	646	129,006	—	129,006
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following is a breakdown of the cash flows by segment, which data is presented in a complementary manner, as required pursuant to local requirements:

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment Cash Flows
Cash Flows from (used in) Operating Activities	511,877	183,490	282,899	5,545	(251,746)	732,065	—	732,065
Cash flows (used in) investing activities	(126,345)	(128,424)	(149,439)	(1,499)	446	(405,261)	—	(405,261)
Cash flows from (used in) Financing Activities	(86,116)	(2,830)	(2,056)	—	(341,637)	(432,639)	—	(432,639)
Net increase (decrease) in Cash and Cash Equivalents	299,416	52,236	131,404	4,046	(592,937)	(105,835)	—	(105,835)

Period ended September 30, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment Cash Flows
Cash Flows from (used in) Operating Activities	433,019	187,905	274,382	2,271	(300,203)	597,374	—	597,374
Cash flows (used in) investing activities	(139,637)	(115,312)	(227,900)	(1,494)	1,939	(482,404)	—	(482,404)
Cash flows from (used in) Financing Activities	(92,006)	5,772	(36,235)	—	(25,683)	(148,152)	—	(148,152)
Net increase (decrease) in Cash and Cash Equivalents	201,376	78,365	10,247	777	(323,947)	(33,182)	—	(33,182)

Quarter July-September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment Cash Flows
Cash Flows from (used in) Operating Activities	133,997	84,792	107,743	2,044	(82,471)	246,105	—	246,105
Cash flows (used in) investing activities	(47,578)	(40,971)	(77,340)	(682)	5,477	(161,094)	—	(161,094)
Cash flows from (used in) Financing Activities	(43,057)	(1,103)	(4,086)	—	(65,220)	(113,466)	—	(113,466)
Net increase (decrease) in Cash and Cash Equivalents	43,362	42,718	26,317	1,362	(142,214)	(28,455)	—	(28,455)

Quarter July-September 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment Cash Flows
Cash Flows from (used in) Operating Activities	91,728	63,979	108,411	(1,095)	(119,368)	143,655	—	143,655
Cash flows (used in) investing activities	(62,244)	(41,423)	(25,066)	(226)	4,087	(124,872)	—	(124,872)
Cash flows from (used in) Financing Activities	(63,058)	19,777	(282)	—	(35,731)	(79,294)	—	(79,294)
Net increase (decrease) in Cash and Cash Equivalents	(33,574)	42,333	83,063	(1,321)	(151,012)	(60,511)	—	(60,511)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

2017 Unaudited	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	2,237,447	340,423	270,736	620,125	438,308	3,907,039
Revenues 3rd Quarter	801,433	111,558	113,173	206,802	160,407	1,393,373
Non-current Assets	6,710,551	954,094	1,246,104	495,408	1,787,012	11,193,169

2016 Unaudited	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	2,275,949	271,821	272,331	589,696	130,984	3,540,781
Revenues 3rd Quarter	743,587	102,076	97,014	199,376	45,417	1,187,470
Non-current Assets	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize current	45,494	41,812
Prepayment to amortize (insurance + others)	50,845	23,086
Recoverable taxes (Relating to purchases)	57,803	71,357
Other current non-financial assets	3,772	8,660
Total	157,914	144,915

Non current non-financial assets	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize, non current	113,780	121,894
Guarantee values	3,146	3,302
Recoverable taxes (Relating to purchases)	1,799	1,493
Other non-current non-financial assets	3,501	3,630
Total	122,226	130,319

Current non-financial liabilities	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Provision of minimum dividend (1)	121,532	60,312
ICMS tax payable	13,256	14,856
Other tax payable	14,252	16,202
Other Current non-financial liablilities	4,714	7,793
Total	153,754	99,163

(1) Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	09-30-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
ICMS tax payable	62,155	58,606
Other non-current non-financial liablilities	2,009	2,027
Total	64,164	60,633

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as September 30, 2017 and 2016 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Income ThU.S.$
Net profit attributable to owners of parent at 09-30-2017	186,818
Adjustments:
Biological Assets
Unrealized gains/losses	(100,976)
Realized gains/losses	253,816
Deferred income taxes	(37,190)

Total adjustments	115,650

Distributable Net Profit at 09-30-2017	302,468

Distributable Net Income ThU.S.$
Net Profit attributable to owners of parent at 09-30-2016	140,222
Adjustments:
Biological Assets
Unrealized gains/losses	(138,439)
Realized gains/losses	150,696
Deferred income taxes	(4,618)

Total adjustments	7,639

Distributable Net Profit at 09-30-2016	147,861

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of September 30, 2017 in the Interim Classified Statements of Financial Position, under the line item Other non-current non-financial liabilities for an amount of ThU.S.$153,754, a total of ThU.S.$120,986 correspond to a provision for the minimum dividend for the 2017 period.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-September		July-September
	Unaudited
	2017 ThU.S.$	2016 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	186,818	140,222	148,427	31,138
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.6509241	1.2391519	1.3116601	0.2751687

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) On October 26, 2017, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of two series of bonds that were issued in the international capital markets on November 2, 2017. The maturity date of the bonds for one series (the 10-year term Series) is November 2, 2027, while the maturity date of the bonds of the other series (the 30-year term Series) is November 2, 2047.

The amount of the issuance for the 10-year Series is US$500,000,000, while the amount of the 30-year Series is US$400,000,000, being the total amount of the issuance US$900,000,000. The interest rate is 3.875% per annum for the 10-year Series and 5.500% for the 30-year Series. The principal shall be paid on the respective above-mentioned maturity dates of the 10-year and 30-year bonds, while interest shall be paid semi-annually.

The funds resulting from the issuance will be used for to repurchase part of existing bonds issued by the Company and the remaining funds will be used for other corporate purposes.

Arauco estimates that the information contained herein should bring about positive effects to the Company in the future, although it is not possible to quantify these effects at this time.

2) The issuance of these interim consolidated financial statements for the period between January 1 and September 30, 2017 were approved by the Board at the Extraordinary Meeting No.580 held November 14, 2017.

Subsequent to September 30, 2017 and until the date of issuance of these interim consolidated financial statements, there have been no financial or other events to report.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. Third Quarter 2017 Results November 16, 2017 renewables for a better life

HIGHLIGHTS REVENUES U.S.$ 1,393.4 MILLION Arauco’s revenues reached U.S.$ 1,393.4 million during the third quarter of 2017, a 8.9% increase compared to the U.S.$ 1,279.9 million obtained in the second quarter of 2017. NET INCOME U.S.$ 148.4 MILLION Net income reached U.S.$ 148.4 million, an increase of 76.5% or U.S.$ 64.3 million compared to the U.S.$ 84.1 million obtained in the second quarter of 2017. ADJUSTED EBITDA U.S.$ 385.3 MILLION Adjusted EBITDA reached U.S.$ 385.3 million, an increase of 15.2% or U.S.$ 50.7 million compared to the U.S.$ 334.6 million obtained during the second quarter of 2017. Accumulated up to September, Adjusted EBITDA reached U.S.$1,011.5 million, an increase of 27.7% or U.S.$ 219.2 million compared to the U.S.$ 792.3 million obtained during the first nine months of 2016. NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA Net Financial Debt / LTM(1) Adjusted EBITDA ratio reached 2.9x in this quarter, a decrease compared to the 3.3x obtained in the second quarter of 2017. (1) LTM = Last Twelve Months CAPEX CAPEX reached U.S.$ 169.0 million, an increase of 27.8% or U.S.$ 36.7 million compared to the U.S.$ 132.2 million during the second quarter of 2017. Conference Call Monday, November 20th, 2017 17:00 Santiago Time 15:00 Eastern Time (New York) Please Dial: +1 (844) 839 2184 from USA +1 (412) 317 2505 from other countries Password: Arauco For further information, please contact: Marcelo Bennett marcelo.bennett@arauco.cl Phone: (562) 2461 7309 Fernanda Paz Vásquez fernanda.vasquez@arauco.cl Phone: (562) 2461 7494 investor_relations@arauco.cl For more details on Arauco´s financial statements please refer to www.svs.cl or www.arauco.cl Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. 2

OVERVIEW During this quarter, Arauco attained an overall EBITDA margin of 27.6%, preserving the upward trend we have been able to keep during this whole year. Pulp prices, which had a swift increase during the first semester of the year, consolidated their new price levels during the third quarter, increasing slightly by 2.0% compared to last quarter. Sales of our wood products also increased during the quarter, thanks to higher sales volume, partially offset by a decrease in average prices. Supply in the pulp market tightened thanks to supply disruptions and up ticking demand in China even after a seasonally strong demand during the summer months. Price hikes took up once again during the month of September after remaining fairly stable the first two months of the quarter. The ban on unsorted paper waste was also a factor that enabled prices to continue at their new levels. In Europe, overall economic growth beat forecasts and prices continued to follow developments in China. Our wood products segment increased its EBITDA margin with higher sales volume, especially from our value-added products. Forecasts for the economy in the United States was fairly optimistic, even after hurricane Irma and Harvey hit the East coast during the month of September. One deterrent for price hikes were the new MDF mills in Brazil and Mexico which maintain a heightened level of competition in the region. Arauco´s Free Cash Flow reached U.S.$ 86.9 million during the quarter, even with an increase in CAPEX as the Grayling Project continues its construction phase. In U.S. Million Q3 2017 Q2 2017 Q3 2016 QoQ YoY YTD 2017 YTD 2016 YoY Acum Revenue 1,393.4 1,279.9 1,187.5 8.9% 17.3% 3,907.0 3,540.8 10.3% Net income 148.4 84.1 31.4 76.5% 372.3% 187.2 141.8 32.0% Adjusted EBITDA 385.3 334.6 256.1 15.2% 50.4% 1,011.5 792.3 27.7% Adjusted EBITDA 27.6% 26.1% 21.6% 5.8% 28.2% 25.9% 22.4% 15.7% Margin LTM Adj. EBITDA 1,271.3 1,142.2 1,081.4 11.3% 17.6% 1,271.3 1,081.4 17.6% CAPEX 169.0 132.2 129.0 27.8% 31.0% 421.1 501.3 -16.0% Net Financial Debt 3,679.2 3,735.8 3,882.9 -1.5% -5.2% 3,679.2 3,882.9 -5.2% Net Financial Debt / 2.9x 3.3x 3.6x -11.5% -19.5% 2.9x 3.6x -19.5% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (In U.S.$ Million) 26.1% 27.6% 24.0% 23.5% 23.6% 22.1% 21.6% 21.3% 385.3 15.0% 334.6 289.1 283.4 291.7 252.8 256.1 259.8 10.0% Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 FY 2015 FY 2016 YTD 2017 1,282.4 1,052.2 1,011.5 3

INCOME STATEMENT Net income for the third quarter of 2017 was U.S.$ 148.4 million, an increase of 76.5% or U.S.$ 64.3 million compared to the U.S.$ 84.1 million obtained in the second quarter of this year. In U.S.$ Million Q3 2017 Q2 2017 QoQ Revenues 1,393.4 1,279.9 8.9% Cost of sales(940.3)(877.7) 7.1% Distribution costs(138.3)(128.1) 7.9% Administrative expenses(123.7)(127.2) -2.8% Other income 42.2 32.6 29.5% Other expenses 8.2(8.1) -201.2% Financial income 3.3 5.9 -43.5% Financial costs(54.1)(57.7) -6.2% Participation in (loss) profit in associates and joint 7.0 3.4 103.8% ventures accounted through equity method Exchange rate differences 2.9(1.6) -277.0% Income before income tax 200.6 121.5 65.1% Income tax(52.2)(37.4) 39.4% Net income 148.4 84.1 76.5% Revenues reached U.S.$ 1,393.4 million during the third quarter of 2017 compared with the U.S.$ 1,279.9 million in the previous quarter, as a result of an increase in sales from our pulp, wood products and forestry sector. Revenues from our pulp segment also rose thanks to higher average pulp prices which increased by 2.0% compared to last quarter, and 15.0% when compared to the third quarter of 2016. Wood products revenues were driven by an increased sales volume of 5.6% compared to last quarter. Forestry revenues increased 20.2% as our pulp segment increased sales volume in both pulp and wood products segments. Energy sales overall decreased 38.7%, with prices being the main driver as energy spot prices in Chile sunk after a fairly wet season during the winter months. The following table shows a breakdown of our revenue sales distributed by business segment: In U.S.$ Million Q3 2017 Q2 2017 QoQ Pulp(*) 663.2 587.7 12.9% Wood Products(*) 687.0 652.7 5.2% Forestry 35.0 29.1 20.2% Others 8.2 10.4 -21.5% Total 1,393.4 1,279.9 8.9% (*) Pulp and Wood division sales include energy Sales by Business Segment 3Q 2017 Forestry Others 2.5% 0.6% Wood(*) Pulp(*) 49.3% 47.6% 4

Cost of sales for the third quarter of the year reached U.S.$ 940.3 million, U.S.$ 62.7 million or 7.1% higher than the U.S.$ 877.7 million obtained in the second quarter of 2017. Many of our costs increased with the rise in sales volume from our pulp and wood products segment. In particular, forestry costs increased by 18.3% compared to last quarter due to various factors: (i) an increase in the harvest of forests that were burnt during the summer months; (ii) an increase in the costs of roads, since harvesting during the winter months implies a higher use of asphalt roads; and (iii) an increase in the average distance of forests harvested to mills during this quarter. In U.S.$ Million Q3 2017 Q2 2017 QoQ Timber 178.7 189.9 -5.9% Forestry costs 179.1 151.5 18.3% Depreciation and amortization 102.9 89.9 14.5% Maintenance costs 69.6 65.5 6.2% Chemical costs 132.8 128.2 3.6% Sawmill services 30.9 25.4 21.9% Other raw materials and indirect costs 98.4 88.5 11.2% Energy and fuel 51.1 43.4 17.7% Cost of electricity 9.8 13.9 -29.6% Wage, salaries and severance indemnities 86.9 81.6 6.6% Cost of Sales 940.3 877.7 7.1% Administrative expenses have remained stable throughout each quarter of this year, overall decreasing by 2.8% or U.S.$ 3.5 million compared to the second quarter of the year. Computer services had the largest percentual decrease, after many licensing expenses were paid during the second quarter of the year. Other items did not fluctuate more than U.S.$ 3.4 million during the quarter. In U.S.$ Million Q3 2017 Q2 2017 QoQ Wage, salaries and severance indemnities 55.7 53.3 4.6% Marketing, advertising, promotion and 2.1 2.7 -21.0% publications expenses Insurance 3.9 5.0 -21.4% Depreciation and amortization 6.9 6.7 2.4% Computer services 5.6 8.2 -30.9% Lease rentals (offices, warehouses and machinery) 3.3 4.1 -19.1% Donations, contributions, scholarships 1.8 1.5 21.6% Fees (legal and technical advisories) 10.6 8.1 31.9% Property taxes, patents and municipality rights 4.4 5.1 -14.0% Other administration expenses 29.2 32.6 -10.3% Administrative Expenses 123.7 127.2 -2.8% 5

Distribution costs increased 7.9% or U.S.$ 10.2 million. In general, all variations are directly affected by an increase in sales volume from our pulp and wood products segment during the quarter. In U.S.$ Million Q3 2017 Q2 2017 QoQ Commissions 4.1 3.0 39.5% Insurance 0.8 0.8 -1.5% Other selling costs 5.3 5.5 -2.6% Port services 8.0 7.5 5.4% Freights 101.3 95.3 6.3% Other shipping and freight costs 18.8 16.1 16.9% Distribution Costs 138.3 128.1 7.9% As a percentage, administrative expenses and distribution costs combined were 18.8% of sales, showing a downward trend compared to the 19.9% in the previous quarter, and a downward trend compared to 19.8% in the quarter before that. Other income rose 29.5% or U.S.$ 9.6 million this quarter compared to the second quarter of 2017. Gain from changes in fair value of biological assets increased by U.S.$ 9.9 million compared to last quarter due to the adjustments made during the second quarter for the total year. The rest of the items did not suffer any major fluctuations. In U.S.$ Million Q3 2017 Q2 2017 QoQ Gain from changes in fair value of biological assets 33.9 24.0 41.0% Net income from insurance compensation 1.1 0.2 366.7% Leases received 0.9 1.2 -29.6% Gains on sales of assets 4.9 2.8 73.9% Access easement - 0.4 -100.0% Other operating results 1.5 3.9 -61.9% Other Income 42.2 32.6 29.5% 6

Other expenses fell overall 201.2% or U.S.$ 16.2 million compared to last quarter. The provision for forestry fire losses was decreased by U.S.$ 34.5 million due to the insurance payment that was provisioned during the third quarter. The payment of the insurance was finally received during October of this year. In U.S.$ Million Q3 2017 Q2 2017 QoQ Depreciation 0.6 0.4 45.3% Legal payments 0.5 1.1 -55.2% Impairment provision property, plant and 1.5 1.8 -13.3% equipment and others Plants stoppage operating expenses 1.0 1.1 -10.3% Project expenses 0.1(0.0) -685.8% Gain (loss) from asset sales 1.9 2.0 -7.8% Loss of assets 0.0(0.0) -485.7% Provision for forestry fire losses(34.5)(4.5) 667.5% Other taxes 4.3 1.9 129.0% Research and development expenses 0.5 0.8 -39.1% Fines, readjustments and interest 1.7 0.2 956.3% Other expenses (donations, repayments insurance) 14.2 3.2 343.8% Other expenses(8.1) 8.1 -201.2% Foreign exchange differences showed a gain of U.S.$ 2.9 million, a U.S.$ 4.5 million difference when compared to the previous quarter that ended at a loss of U.S.$ 1.6 million. The Chilean peso appreciated by 4.0% against the U.S. dollar during the quarter, which increased our cash and cash equivalents and outstanding debt in this currency. The average of the Chilean peso during the quarter also appreciated by 3.3% against the U.S. dollar, which increased our revenues and costs in Chilean pesos when converted to U.S. dollar. On the other hand, the Argentine peso depreciated by 4.1% against the U.S. dollar compared to last quarter, decreasing our cash and cash equivalents and our outstanding debts. The average of the Argentine peso depreciated by 9.8% throughout the quarter, which decreased our revenues and costs in Argentine pesos when converted to U.S. dollar. 7

ADJUSTED EBITDA Adjusted EBITDA for the third quarter of 2017 was U.S.$ 385.3 million, 15.2% or U.S.$ 50.7 million higher than the US$ 334.6 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the third quarter of the year we had an increase in our pulp and wood products divisions of 11.5% and 22.6%, respectively, partially offset by a 9.6% decrease in our forestry division. The positive trend in pulp prices continued to boost gross margins within this segment and increased our EBITDA margin. In the wood products segment, sales volume increased, offsetting the slight decrease in average prices. Our forestry EBITDA slightly decreased during the quarter, since the winter months usually bring with them an added cost to harvesting. In U.S.$ Million Q3 2017 Q2 2017 Q3 2016 QoQ YoY Net Income 148.4 84.1 31.4 76.5% 372.3% Financial costs 54.1 57.7 64.7 -6.2% -16.3% Financial income(3.3)(5.9)(7.9) -43.5% -57.6% Income tax 52.2 37.4 17.8 39.4% 192.5% EBIT 251.4 173.4 106.1 45.0% 137.0% Depreciation & amortization 110.5 96.8 102.8 14.1% 7.5% EBITDA 361.9 270.2 208.9 34.0% 73.3% Fair value cost of timber harvested 94.6 91.3 86.6 3.7% 9.2% Gain from changes in fair value of (33.9)(24.0)(40.9) 41.0% -17.2% biological assets Exchange rate differences(2.9) 1.6 1.0 -277.0% -391.9% Others (*)(34.5)(4.5) 0.6 667.5% -5801.0% Adjusted EBITDA 385.3 334.6 256.1 15.2% 50.4% (*) Includes provision from forestry fire losses. Adjusted EBITDA Variation by Business Segment Q2 2017 – Q3 2017 (In U.S.$ Million) 11.4 (5.7) 21.3 23.6 385.3 373.8 373.8 358.1 334.6 334.6 Q2 2017 Pulp Wood Forestry Corporate & Q3 2017 Consolidation Adjustments 8

FORESTRY BUSINESS The Adjusted EBITDA for our forestry business reached U.S.$ 53.0 million during this quarter, which translates to a 9.6% or U.S.$ 5.7 million decrease compared to the previous quarter. Adjusted EBITDA for Forestry Business (In U.S.$ Million) 65 72 73 61 59 59 50 53 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 During the third quarter, our forestry production was 6.1 million m3, a 1.9% decrease compared to the 6.2 million m3 produced in the previous quarter. Sales volume increased by 8.3% from 7.5 million m3 to 8.2 million m3. Production, Purchases and Sales Volume (In Thousand m3) 8,213 8,000 7,769 7,625 7,528 7,222 1,789 1,674 1,914 5,308 6,212 6,095 Q3 2016 Q2 2017 Q3 2017 Production Purchases Sales 9

PULP BUSINESS The Adjusted EBITDA for our pulp business reached U.S.$ 228.3 million during this quarter, which translates to a 11.5% increase or U.S.$ 23.6 million compared to the previous quarter. Adjusted EBITDA for Pulp Business (In U.S.$ Million) 228 161 205 154 147 141 119 128 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Global Pulp Demand Change Q2 2017 – Q3 2017 North America 3.6% West Europe -0.1% East Europe 3.0% Latin America -0.6% Japan 5.4% China 2.2% Others -6.1% Source: Hawkins Wright Production and Sales Volume (In Thousand AdT) 949 949 984 1,017 900 901 Q3 2016 Q2 2017 Q3 2017 Production Sales Consistent with the tendency at the end of the second quarter, the summer months of July and August proved to be stable in terms of pricing despite the usual seasonal downturn in demand. Price hikes started up once again in September throughout all markets, a clear sign of the healthy economies in Europe, Asia and North America. From the supply side, new incoming supply of market pulp into the market became more apparent. The OKI Mill is not expected to reach the 2.8 million tons of annual production, and instead is expected to produce approximately 2.0 million tons per year for the next three to four years. In turn, new supply from the Horizonte II Mill did not have a significant effect in the market. Asian markets continue to follow Chinese trends in prices. Short fiber increased average prices by 5% during the quarter, while long fiber increased average prices by 4% during the quarter. Low inventories, especially in China, pushed local trader prices to elevated levels. The gap between local prices and import prices reached U.S.$ 100, hinting that prices will probably continue to rise. Paper producers have been able to pass along their higher costs to the final consumer and maintained or even increased their margins. Although it is too early to understand the full impact, the ban on unsorted paper waste has also limited the supply of raw materials for paper and packaging producers. In a market that continues to grow and therefore demands an ever-growing amount of paper and packaging, this ban should have a positive effect on average pulp prices. The ban on old corrugated containers has caused unbleached pulp prices also to improve. Korea and Taiwan, which are important packaging producers, were affected by the increase in unbleached pulp prices but were somewhat offset by higher imports of unsorted paper waste to these countries where it is not banned. In Southeast Asia, demand in fibrocement which also utilizes unbleached pulp was subdued as the construction sector lost strength. In Europe, the positive demand for pulp and paper was a strong reflection of greater economic activity. During this season, paper producers usually have annual maintenance stoppages that can last anywhere between seven to ten days. This year, however, many paper producers decided otherwise, and production levels remained in above-normal levels. Average pulp prices increased 6% in short fiber and 2% in long fiber during the quarter. It is important to note that long fiber is most commonly provided for locally, and Chilean imports are not relevant within this market. Consumption of printing and writing paper increased between 3% and 5% for the first time in ten years, and European paper producers were able to push their higher costs to the final consumer. Tissue is a different matter, since tissue prices are usually negotiated once or twice a year, and therefore do not have as much flexibility to changes throughout the seasons. Other regions such as the Middle East, North America and South America followed international price trends. Particularly in the Middle East prices increased despite having added pressure since paper producers were unable to transfer increased costs through their value chain and due to lower activity during the month of Ramadan. Production during the third quarter increased by 3.7% compared to last quarter and 3.8% compared to the same quarter of last year. We had a maintenance ppage in our Licancel Mill during the month of July. 10

WOOD PRODUCTS BUSINESS The Adjusted EBITDA for our wood products business reached U.S.$ 116.0 million during this quarter, which translates to a 22.6% increase or U.S.$ 21.3 million compared to the previous quarter. Adjusted EBITDA for Wood Product Business (In U.S.$ Million) 116 88 85 86 94 95 80 63 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Production and Sales Volume: Panels(1) (In Thousand m3) 1,244 1,227 1,247 1,210 1,248 1,261 Q3 2016 Q2 2017 Q3 2017 Production Sales Production and Sales Volume: Sawn Timber(2) (In Thousand m3) 744 689 683 636 649 591 Q3 2016 Q2 2017 Q3 2017 Production Sales Production and Sales Volume: Plywood (In Thousand m3) 151 148 137 135 134 136 Q3 2016 Q2 2017 Q3 2017 Production Sales (1) Includes HB, MDF, OSB, PB (2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets Note: Sales include trading Composite panel sales remained solid, with overall sales volume increasing 4.2% and average prices decreasing 1.4%. MDF and PBO sales were generally restrained in all markets. However, OSB sales in Chile more than compensated this downfall in terms of sales volume, thanks to production from Sonae Arauco which we were able to sell within this market through market trading. Sales in the North American market continued to show sustainable price levels, undeterred by a slower MDF market due to South American imports that continue to penetrate these markets. The West coast showed the highest demand within the region. Brazil has shown a muted recovery in terms of sales volume as internal consumption levels increased with a slight decrease in prices. However, there is still the need to keep exporting to other markets in order to decrease pressure in the local markets. The rest of Latin America reached stable sales thanks to our diversified product mix. These markets have not been as dynamic as other parts of the world, as less projects that require construction and furniture products come into execution. The new MDF mills in Brazil and Mexico continue to maintain a heightened level of competition in this region. Sawn timber markets kept their positive trend from last quarter, with sales volume increasing 7.9% and average prices increasing 1.1%. Asia and the Middle East are the primary factor in this upsurge, since European markets increased their internal consumption and therefore decreased exports to these countries. Remanufactured wood products also showed stable revenues, with North America showing increased dynamism. Plywood continued to show better returns, as prices increased 4.4% and sales volume increased 10.6% compared to the last quarter. Sales to European markets have benefitted from the appreciation of the euro, while in North America the high demand in retail, distribution and industrial chains boosted overall average prices. Value added products continue to be key in maintaining higher margins despite the continuing incoming supply of products from Brazilian competitors in the Northern hemisphere. 11

CAPITAL EXPENDITURES U.S.$ Million Q3 2017 Q2 2017 Q3 2016 YTD 2017 YTD 2016 Cash flows used to purchase in associates - - - - 153.1 Purchase and sales of property, plant and equipment 132.4 88.2 97.6 289.7 243.0 Purchase and sales of intangible assets 2.1 3.1 0.2 9.9 1.9 Purchase of other long-term assets 34.5 40.9 31.2 121.5 103.3 Total CAPEX 169.0 132.2 129.0 421.1 501.3 During this quarter, capital expenditures were U.S.$ 169.0 million, an increase of U.S.$ 36.7 million or 27.8% compared to the second quarter of 2017. The only programmed maintenance stoppage during the quarter was the Licancel Mill, which disbursed approximately U.S.$ 6.9 million. The water treatment plant disbursed U.S.$ 12.7 million during this quarter, with approximately U.S.$ 30.8 million left to disburse until completion. The Grayling Project disbursed approximately U.S.$ 57.3 million during the quarter, accumulating U.S.$ 100.6 million during the year and U.S.$ 117.3 million since the beginning of the project. Plantation CAPEX across all countries amounted to U.S.$ 34.5 million. The remaining CAPEX pertains to sustaining business investments. 12

FREE CASH FLOW Our free cash flow continued to be positive during the third quarter of 2017, with U.S.$ 86.9 million during the quarter. Our Adjusted EBITDA continues to be the main driver in the increase of our cash from operations, led by higher sales volume in our pulp and wood products segment, and better average prices in our pulp segment. Interest payments increased by U.S.$ 36.4 million as most of our interest payments are made during the first and third quarter of each year. CAPEX increased during this quarter as Grayling continues its construction phase, which disbursed U.S.$ 57.3 million during the period, in turn increasing the cash used in investment activities. This quarter there were no seasonal payments of dividends, increasing the cash from financing activities by U.S.$ 60.3 million. U.S.$ Million Q3 2017 Q2 2017 Q3 2016 Adjusted EBITDA 385.3 334.6 256.1 Working Capital Variation(13.9) 5.2(1.0) Interest paid and received(70.4)(34.0)(68.8) Income tax paid(12.3)(0.8)(36.4) Other cash inflows (outflows)(42.6) 0.3(6.2) Cash from Operations 246.1 305.2 143.7 Capex(169.0)(132.2)(129.0) Proceeds from investment activities 1.8 2.9 3.0 Other inflows of cash, net 6.1 4.3 1.2 Cash from (used in) Investment Activities(161.1)(125.1)(124.9) Dividends paid(0.6)(59.7)(0.3) Other inflows of cash, net 1.2 0.1(0.3) Cash from (used in) Financing Activities - 0.6(59.6)(0.6) Net of Proceeds and Repayments Effect of exchange rate changes on cash and 1.3(4.2)(7.2) cash equivalents Free Cash Flow 86.9 116.3 11.0 Net Debt Variation Q2 2017 – Q3 2017 (In U.S.$ Million) 37.6 (10.2) 2.9 (86.9) 3,735.8 3,676.3 3,676.3 3,679.2 3,648.9 3,648.9 Net Debt Q2 17 Free Cash Flow Exchange rate/ Accrued Others Net Debt Q3 17 inflation interest variation variation 13

FINANCIAL DEBT AND CASH Arauco’s financial debt as of September 30, 2017 reached U.S.$ 4,164.8 million, a decrease of 2.0% or U.S.$ 83.7 million when compared to June 30, 2017. Our consolidated net financial debt decreased 1.5% or U.S.$ 56.6 million when compared with June 2017, while cash and cash equivalents decreased by U.S.$ 27.2 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, decreased compared to last quarter from 3.3 times to 2.9 times. September June September In U.S.$ Million 2017 2017 2016 Short term financial debt 629.5 453.8 716.9 Long term financial debt 3,535.3 3,794.7 3,625.7 TOTAL FINANCIAL DEBT 4,164.8 4,248.6 4,342.6 Cash and cash equivalents 485.6 512.7 459.7 NET FINANCIAL DEBT 3,679.2 3,735.8 3,882.9 LTM Adjusted EBITDA 1,271.3 1,142.2 1,081.4 Net Financial Debt and Leverage (In U.S.$ Million) 3.7x 4.0x 3.4x 3.6x 3.5x 3.3x 3.0x 3.1x 3.5x 2.9x 3.0x 2.5x 2.0x 3,805.4 3,902.9 3,882.9 3,888.8 3,821.0 1.5x 3,745.2 3,735.8 3,679.2 1.0x 0.5x 0.0x Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Debt by Currency Debt by Instrument Other Currencies Leasing UF (*) swapped to 1% 3% U.S. Dollar 31% Banks 22% U.S.Dollar 68% Bonds 75% (*) UF is a Chilean monetary unit indexed to inflation. 14

Financial Debt Profile For the remainder of the year, bank obligations (which include accrued interest) sum up a total of U.S.$ 112.1 million, which include the following maturities: U.S.$ 54.0 million of loans in Montes del Plata, U.S.$ 30.0 million of a pre-export financing loan and U.S.$ 10.1 million from leasing in Chile, U.S.$ 15.1 million in our Argentine subsidiaries, and U.S.$ 2.1 million from our Brazilian subsidiaries. Bond amortizations include the first amortization of an amortizing local bond BARAU-Q of U.S.$ 10.5 million that will be paid in October. Of our committed facility line for the Grayling Project, a total of U.S.$ 31.0 million was disbursed during the quarter, amounting to a total of U.S.$ 67.0 million of the line used. Disbursements of the committed facility line can be made in the first two years. The total amount disbursed during the two years will then be amortized semiannually from 2019 to 2024, with a final balloon payment of 70% of the total loan. Financial Obligation by Year as of September 30, 2017 (In U.S.$ Million) 664 613 584 511 510 41 400 370 545 539 245 434 537 470 256 138 86 26 45 112 119 114 45 76 74 41 47 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 & thereafter Short term debt includes accrued interest Bank loans Bonds Cash Our cash position was U.S.$ 485.6 million at the end of the third quarter, which is a U.S.$ 27.2 million or 5.3% decrease compared to the end of the second quarter of 2017. Cash provided from operating activities decreased U.S.$ 59.1 million, as receipts from sales of goods and rendering of servicies decreased U.S.$ 19.7 million, and net interest paid seasonally increased by U.S.$ 36.4 million. CAPEX increased U.S.$ 36.7 million compared to last quarter with higher expenditures coming from the Grayling construction. During the quarter, we paid off a U.S.$ 125.0 million Yankee Bond and U.S.$ 120.0 million in pre export financing loans that were taken out and paid off during the quarter. In terms of our breakdown of cash by currency, this quarter ended with a higher-than-average exposure to the Chilean peso since payment to local suppliers were due during the first few days of October. Cash by Currency Cash by Instrument Other Repurchase Currencies Agreements 2% 12% Overnight Investment Chilean Peso Accounts 24% Money Market Argentinean Peso Funds 28% U.S. Dollar 22% Time 2% Deposits 64% 38% Brazilian Real 8% 15

THIRD QUARTER AND SUBSEQUENT EVENTS AND NEWS Arauco’s new visual identity On August 31st, Arauco changed its corporate image which expresses greater closeness and differentiation in a visual language that is simple and global; in this effect, Arauco is able to transition from the corporate world to products in contact with our customers and end consumers. Our new image aims to express the evolution that we’ve experienced in over 40 years in Chile and the world, by means of the concept “Renewables for a better life”. This image emerges from our story as a company and our corporate identity, which is supported by the renewable origin of our resources and the development of products and solutions that improve people’s lives. Another aspect is the global nature of our company, which, nearing its 50th anniversary, has transformed into an internationally renowned company that maintains its ongoing and dynamic growth under high management standards. Dissolving Pulp During September 2017, Arauco’s Board of Directors unanimously approved the Dissolving Pulp Project which will enable the Valdivia Mill to produce dissolving pulp without losing the capacity to switch back to market pulp. Arauco estimates the project will require an investment of US$ 185 million, which the Company will pay with its own cash generation. The project will be executed in the same existing installations, with some minor adjustments and additional equipment. The new equipment includes two new digesters with the purpose of optimizing the pulp production level, a new discharge pond for the pulp, and other treatment area modifications. This project allows Arauco to continue diversifying its product portfolio to the pulp market. Dissolving pulp is used in the textile industry to soften, shine, and purify fibers. It can also be used in the food, cellophane, and flexible packaging industries, among others. This project should take about two years of construction, with the ramp-up scheduled to occur during the end of 2019. Arauco to acquire Masisa’s subsidiary in Brazil In September 2017, Arauco do Brasil S.A. agreed with Masisa S.A. the total buyout of the social rights of the subsidiary named Masisa do Brasil Ltda. The transaction price is for approximately U.S.$ 102.8 million, with final disbursement amounting to U.S.$ 52.8 million. The main assets of Masisa do Brasil S.A. consist of two industrial complexes located in Ponta Grossa (Paraná) and Montenegro (Rio Grande do Sul) in Brazil, with a total annual installed capacity of 300,000 m3 of MDF, 500,000 m3 of MDP and 660,000 m3 of melamine capacity. When the transaction is finalized Arauco will have a total installed capacity of over 10 million m3, consolidating its position as the second largest player of panels in the world. The transaction is still subject to a series of conditions precedent, with the authorization of free competition given by the “Conselho Administrativo de Defensa Económica” (or “CADE”) of Brazil being the most relevant. This transaction is expected to finalize during the end of 2017 or the beginning of 2018. Arauco performed liability management during the fourth quarter of 2017 On November 2nd, Arauco issued two bonds in the United States market for a total of U.S.$ 900.0 million: U.S.$ 500.0 million with a tenor of 10 years and a coupon rate of 3.875%; and U.S.$ 400.0 million with a tenor of 30 years and a coupon rate of 5.500%. Both bonds are bullet with interests paid each semester. The main use of proceeds for these bonds was to partially repurchase three of our outstanding bonds: (i) 7.250% Notes due 2019 of U.S.$ 500.0 million, (ii) 5.000% Notes due 2022 of U.S.$ 400.0 million, and (iii) 4.750% Notes due 2022 of U.S.$ 500.0 million. There was an early bird settlement payment on November 2nd, with the final settlement of the cash tender offer on November 13th. In total, the following amounts were validly tendered: U.S.$ 297.2 million for the 7.250% Notes due 2019, U.S.$ 199.7 million for the 5.000% Notes due 2021, and U.S.$ 244.1 million for the 4.750% Notes due 2022. The remaining funds will be used for other corporate purposes. With this liability management, Arauco was able to extend its average debt duration from approximately 4.9 years to 8.3 years. 16

FINANCIAL STATEMENTS Income Statement In U.S.$ Million Q3 2017 Q2 2017 Q3 2016 YTD 2017 YTD 2016 Revenues 1,393.4 1,279.9 1,187.5 3,907.0 3,540.8 Cost of sales(940.3)(877.7)(890.5)(2,689.6)(2,602.2) Gross profit 453.0 402.3 297.0 1,217.4 938.6 Other income 42.2 32.6 69.9 123.2 189.6 Distribution costs(138.3)(128.1)(126.1)(390.4)(360.5) Administrative expenses(123.7)(127.2)(127.3)(371.2)(363.9) Other expenses 8.2(8.1)(10.5)(193.0)(43.9) Financial income 3.3 5.9 7.9 15.7 25.8 Financial costs(54.1)(57.7)(64.7)(171.8)(200.5) Participation in (loss) profit in associates and joint ventures accounted through 7.0 3.4 4.0 18.6 14.0 equity method Exchange rate differences 2.9(1.6)(1.0) 2.7(0.1) Income before income tax 200.6 121.5 49.3 251.2 199.2 Income tax(52.2)(37.4)(17.8)(64.0)(57.4) Net income 148.4 84.1 31.4 187.2 141.8 Profit attributable to parent company 148.4 84.0 31.1 186.8 140.2 Profit attributable to non-parent company(0.0) 0.1 0.3 0.4 1.6 17

Balance Sheet In U.S.$ Million Q3 2017 Q2 2017 Q3 2016 Cash and cash equivalents 485.6 512.7 459.7 Other financial current assets 3.0 4.4 9.6 Other current non-financial assets 157.9 181.3 177.6 Trade and other receivables-net 888.3 704.6 642.5 Related party receivables 6.5 6.2 3.7 Inventories 775.1 847.0 909.6 Biological assets, current 312.3 303.6 297.5 Tax assets 41.1 67.3 92.3 Non-Current Assets classified as held for sale 2.9 2.5 3.1 Total Current Assets 2,672.7 2,629.6 2,595.6 Other non-current financial assets 27.8 11.7 5.3 Other non-current and non-financial assets 122.2 111.0 129.9 Non-current receivables 15.2 14.9 15.5 Investments accounted through equity method 361.7 347.9 438.5 Intangible assets 90.6 91.0 81.6 Goodwill 76.0 74.5 75.1 Property, plant and equipment 6,985.1 6,867.1 6,914.3 Biological assets, non-current 3,514.6 3,519.0 3,588.5 Deferred tax assets 7.6 7.1 3.9 Total Non-Current Assets 11,200.7 11,044.2 11,252.7 TOTAL ASSETS 13,873.4 13,673.8 13,848.3 Other financial liabilities, current 629.9 454.0 717.9 Trade and other payables 600.8 508.8 558.0 Related party payables 14.7 8.5 7.3 Other provisions, current 0.4 0.4 0.6 Tax liabilities 9.8 4.8 8.9 Current provision for employee benefits 5.5 5.4 5.2 Other non-financial liabilities, current 153.8 84.4 91.3 Total Current Liabilities 1,415.0 1,066.3 1,389.2 Other non-current financial liabilities 3,573.0 3,866.7 3,731.5 Other provisions, non-current 37.4 37.5 38.7 Deferred tax liabilities 1,604.4 1,604.0 1,637.5 Non-current provision for employee benefits 64.0 61.8 59.8 Other non-financial liabilities, non-current 64.2 60.5 60.1 Total Non-Current Liabilities 5,343.0 5,630.6 5,527.6 Non-parent participation 44.9 43.7 44.5 Net equity attributable to parent company 7,070.5 6,933.3 6,886.9 TOTAL LIABILITIES AND EQUITY 13,873.4 13,673.8 13,848.3 18

Cash Flow Statement U.S.$ Million Q3 2017 Q2 2017 Q3 2016 YTD 2017 YTD 2016 Receipts from sales of goods and rendering of 1,347.6 1,367.3 1,308.9 4,036.6 3,880.9 services Other cash receipts (payments) 62.2 56.5 70.7 182.6 203.5 Payments of suppliers and personnel (less)(1,076.6)(1,081.4)(1,127.2)(3,277.8)(3,252.7) Interest paid and received(70.4)(34.0)(68.8)(174.8)(159.6) Income tax paid(12.3)(0.8)(36.4)(25.8)(71.1) Other (outflows) inflows of cash, net(4.5)(2.3)(3.6)(8.7)(3.5) Net Cash Provided by (Used in) Operating Activities 246.1 305.2 143.7 732.1 597.4 Capital Expenditures(169.0)(132.2)(129.0)(421.1)(501.3) Other investment cash flows 7.9 7.2 4.1 15.8 18.9 Net Cash Provided by (Used in) Investing Activities(161.1)(125.1)(124.9)(405.3)(482.4) Proceeds from borrowings 218.9 72.6 175.5 296.6 542.5 Repayments of borrowings(333.0)(284.8)(254.2)(669.4)(589.8) Dividends paid(0.6)(59.7)(0.3)(61.1)(100.6) Other inflows of cash, net 1.2 0.1(0.3) 1.3(0.2) Net Cash Provided by (Used in) Financing Activities(113.5)(271.8)(79.3)(432.6)(148.2) Total Cash Inflow (Outflow) of the Period(28.5)(91.6)(60.5)(105.8)(33.2) Effect of exchange rate changes on cash and cash 1.3(4.2)(7.2)(0.8)(7.2) equivalents Cash and Cash equivalents at beginning of the period 512.7 608.5 527.4 592.3 500.0 Cash and Cash Equivalents at end of the Period 485.6 512.7 459.7 485.6 459.7 19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 29, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer